    AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 2002
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                AMENDMENT NO. 1
                                       TO
                                   FORM F-10
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                             TRANSALTA CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

            CANADA                     NOT APPLICABLE           NOT APPLICABLE
      (Province or Other             (Primary Standard         (I.R.S. Employer
Jurisdiction of Incorporation    Industrial Classification    Identification No.
       or Organization)         Code Number (if Applicable))   (if Applicable))

    110 - 12TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 2M1 (403) 267-7110 (Address and Telephone Number of Registrant's Principal Executive Offices)

       CT CORPORATION SYSTEM, 111 EIGHTH AVENUE, 13TH FLOOR, NEW YORK, NY
                             10011  (212) 894-8700
            (Name, Address (Including Zip Code) and Telephone Number
        (Including Area Code) of Agent For Service in the United States)

                                   COPIES TO:

       RODGER D. CONNER                 BRUCE L. MACPHAIL                ROBERT A. ZUCCARO
     TransAlta Corporation           McCarthy Tetrault LLP               Latham & Watkins
    110 - 12th Avenue S.W.        Suite 3300, 421 - 7th Avenue     885 Third Avenue, Suite 1000
   Calgary, Alberta, Canada                   S.W.                   New York, New York 10022
           T2P 2M1                  Calgary, Alberta, Canada              (212) 906-1295
        (403) 267-7110                      T2P 4K9
                                         (403) 260-3657

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                          PROVINCE OF ALBERTA, CANADA
       (Principal Jurisdiction Regulating This Offering (if Applicable))

It is proposed that this filing shall become effective (check appropriate box):


    A. / / Upon the filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).



     B. / / At some future date (check the appropriate box below).


     1. / / Pursuant to Rule 467(b) on             (date) at             (time)
            (designate a time not sooner than seven calendar days after filing).

     2. / / Pursuant to Rule 467(b) on             (date) at             (time)
            (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on
                        (date).


     3. /X/ Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.


     4. / / After the filing of the next amendment to this form (if preliminary material is being filed).


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf
prospectus offering procedures, check the following box.   /X/


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

                           INFORMATION REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

                             BASE SHELF PROSPECTUS


[LOGO]                                      TRANSALTA CORPORATION
                                               US$1,000,000,000
                                                COMMON SHARES
                                            FIRST PREFERRED SHARES
                                               DEBT SECURITIES
                                                   WARRANTS

    We may from time to time offer our common shares, first preferred shares, debt securities or warrants to purchase common shares, first preferred shares, debt securities or other securities (collectively, the "Securities"), up to a total initial offering price of US$1,000,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

    WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE IN THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP"), AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. AS A RESULT, THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    OWNING THE SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION UNDER "CERTAIN INCOME TAX CONSIDERATIONS" AND IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

    YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS AND THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS ARE LOCATED OUTSIDE OF THE UNITED STATES.

    The specific variable terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of common shares, the number of shares offered and the offering price; (ii) in the case of first preferred shares, the designation of the particular series, the number of shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (iii) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms; and (iv) in the case of warrants, the designation, number and terms of the common shares, first preferred shares, debt securities or other securities purchasable upon exercise of the warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, and the currency in which the warrants are issued and any other specific terms. We reserve the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the options and parameters set forth in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement before you invest.


    Our common shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "TAC" and on The Toronto Stock Exchange (the "TSX") under the symbol "TA". There is currently no market through which the first preferred shares, debt securities or warrants to purchase common shares, first preferred shares, debt securities or other securities may be sold and purchasers may not be able to resell such securities issued under this Prospectus.


    We may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the method of distribution of such Securities, including, to the extent applicable, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.


                  THE DATE OF THIS PROSPECTUS IS MAY 14, 2002

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
About this Prospectus.......................................      2
Glossary....................................................      3
Where You Can Find More Information; Documents Incorporated
  by Reference..............................................      3
Special Note Regarding Forward-Looking Statements...........      5
The Corporation.............................................      5
Business of the Corporation.................................      6
Selected Consolidated Financial Data........................     21
Management..................................................     23
Use of Proceeds.............................................     23
Interest Coverage...........................................     23
Description of Share Capital................................     24
Description of Debt Securities..............................     27
Description of Warrants.....................................     40
Certain Income Tax Considerations...........................     41
Plan of Distribution........................................     41
Risk Factors................................................     42
Legal Matters...............................................     48
Experts.....................................................     48
Auditors....................................................     48
Documents Filed as Part of the Registration Statement.......     48
Enforcement of Civil Liabilities............................     48


                             ABOUT THIS PROSPECTUS


    In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using Canadian GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 26 of our consolidated annual financial statements and the U.S. GAAP reconciliation to our unaudited consolidated interim financial statements incorporated by reference into this Prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "TransAlta", the "Corporation", "we", "us" and "our" mean TransAlta Corporation and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.


    This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Where You Can Find More Information; Documents Incorporated by Reference."

                                    GLOSSARY

    This Prospectus and any Prospectus Supplement may include the following terms:

"ALBERTA PPA" means an Alberta government mandated power purchase arrangement;

"GIGAWATT HOUR" or "GWH" means one million kilowatt hours of electrical power;

"KILOWATTS" or "KW" means 1,000 watts of electrical power;

"KILOWATT HOUR" or "KWH" means one hour during which one kilowatt of electrical power has been continuously produced;

"MEGAWATT" or "MW" means 1,000 kilowatts of electrical power;

"MEGAWATT HOUR" or "MWH" means 1,000 kilowatt hours;

"PPA" means a power purchase agreement having an initial term of five years or greater;

"WATT" means the scientific unit of electrical power, being the rate of energy use that gives rise to the production of energy at a rate of one joule per second; and

"WATT-HOUR" is a measure of energy production or consumption equal to one watt produced or consumed for one hour.

                      WHERE YOU CAN FIND MORE INFORMATION;
                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents of the Corporation, filed with the Alberta Securities Commission and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this
Prospectus:

    (a) Consolidated annual financial statements and auditors' report for the years ended December 31, 2001 and 2000;

    (b) Management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2001 and 2000;

    (c) Unaudited consolidated interim financial statements of the Corporation for the three month periods ended March 31, 2002 and 2001;

    (d) Management's discussion and analysis of the financial condition and results of operations for the three month periods ended March 31, 2002 and 2001;

    (e) Annual Information Form of the Corporation dated May 1, 2002 (the "Annual Information Form");

    (f) Management Proxy Circular dated March 14, 2002 prepared in connection with the Corporation's annual meeting of shareholders held on May 1, 2002 (excluding the sections entitled "Report on Executive Compensation", "Comparative Shareholder Return" and "Corporate Governance", which shall be deemed not to be incorporated by reference in this Prospectus);

    (g) the first two paragraphs of the Corporation's press release dated May 2, 2002 relating to the entering into of a memorandum of understanding with EPCOR Utilities Inc.; and

    (h) the reconciliation to U.S. GAAP of the unaudited consolidated interim financial statements of the Corporation for the three month periods ended March 31, 2002 and 2001.

    Any documents of the type referred to above (other than press releases (including press releases disseminating financial information) unless indicated in any applicable Prospectus Supplement) and material change reports (excluding confidential material change reports) subsequently filed by the Corporation with the Alberta Securities Commission after the date of this Prospectus and prior to the termination of the offering of Securities shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K are available on the SEC's website at www.sec.gov.

    ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT IS NOT TO BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

    Upon a new annual information form and related consolidated comparative annual financial statements and related management's discussion and analysis of financial condition and results of operations being filed by us with and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous consolidated comparative annual financial statements and related management's discussion and analysis of financial condition and results of operations and all interim financial statements and related management's discussion and analysis of financial condition and results of operations, material change reports and management proxy circulars filed prior to the commencement of the Corporation's financial year in which the annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

    A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

    Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of TransAlta, 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2P 2M1, Telephone (403) 267-7110.

    The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the registration statement may be inspected and copied at the public reference facilities maintained at the offices of the SEC described below.

    The Corporation is subject to the information requirements of the United States Securities and Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the public reference facility maintained by the SEC at 500 West Madison Street, Chicago, Illinois 60661; and copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. These forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe the Corporation's objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Certain factors that could materially affect these forward-looking statements are described below and can be found in this Prospectus, including those factors described under the heading "Risk Factors". Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this Prospectus are made only as of the date of this Prospectus and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The Corporation cannot assure you that projected results or events will be achieved.

    Factors that may adversely impact the Corporation's forward-looking statements include: (i) the rules and regulations in the various markets in which the Corporation operates are subject to change; (ii) environmental requirements and changes in, or liabilities under, these requirements;
(iii) risks under the Alberta PPAs, pursuant to which the Corporation operates most of its facilities in Alberta, including risks associated with unplanned outages; (iv) changes in the market prices and availability of fuel supplies required to generate electricity, and in the price of electricity; (v) risks relating to the operation of the Corporation's facilities; (vi) currency rate risk and political uncertainty; (vii) trading risks and counterparty risks; and
(viii) rapid change and competition in the wholesale power industry.

    These and additional factors are described in more detail under "Risk Factors" and in our Annual Information Form and our management's discussion and analysis of financial condition and results of operations incorporated by reference in our Annual Information Form.

                                THE CORPORATION

    The registered office and principal place of business of the Corporation are at 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2P 2M1. TransAlta has two principal operating subsidiaries, each incorporated under the federal laws of
Canada: TransAlta Utilities Corporation and TransAlta Energy Corporation.

                          BUSINESS OF THE CORPORATION

OVERVIEW

    The Corporation and its predecessors have been engaged in the production and sale of electric energy since 1911. The Corporation is among Canada's largest non-regulated electric generation and energy marketing companies with over 9,000 MW of generating capacity operating and under construction (of which approximately 1,400 MW is under construction). The Corporation is focused on generating electricity in Canada, the United States and Mexico through its diversified portfolio of facilities fuelled by coal, gas and hydroelectric power. The Corporation believes that it has positioned itself to capitalize on opportunities created by the recent deregulation of the Alberta energy market with its extensive facilities located in Alberta and its experience as a developer of non-regulated independent power projects since 1992. On January 1, 2001, the Corporation's Alberta coal-fired and hydroelectric generating plants began operating under the Alberta PPAs which established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied. The Corporation also has several gas-fired cogeneration facilities in Ontario which serve the Ontario market. In addition, the Corporation owns a 1,372 MW coal-fired plant in Centralia, Washington and plans to build a 248 MW gas-fired facility on the same site to supply electricity in the U.S. pacific northwest. The Corporation has two facilities under construction in Mexico with a combined capacity of 511 MW.

    On April 29, 2002, the Corporation completed the sale of its Alberta-based transmission business to AltaLink, a consortium of companies comprised of SNC Lavalin Energy, Trans-Elect Inc., the Ontario Teachers' Pension Plan and Macquarie North America Ltd. The sale was carried out in furtherance of the Corporation's strategy to focus on developing a portfolio of generation assets capable of realizing the Corporation's financial objectives. The transmission business segment was reclassified as a discontinued operation upon the announcement in July 2001 of the agreement to sell the business.

    The Corporation is now organized into two business segments: generation (which includes the former independent power projects group) and energy marketing. The generation group is responsible for constructing and managing power generation facilities. The energy marketing group is responsible for managing the risks associated with the Corporation's generation assets.

BUSINESS STRATEGY

    The Corporation is focused on creating shareholder value through prudent growth while maintaining a strong balance sheet. The Corporation intends to meet its growth objectives by pursuing a strategy consisting of the following elements:

    FOCUS ON OPERATIONAL EXCELLENCE. The Corporation has set stringent operational targets for its generation business. The Corporation is working to reduce its already low production costs and to increase the availability of its coal-fired and gas-fired plants to an average target of 90%. The performance standards established by the Corporation for each of its generating units are based on each unit's unique operating characteristics.

    INCREASE GENERATION CAPACITY. The Corporation plans to increase its generation capacity by at least 1,000 MW per year through to the end of 2005. The Corporation intends to achieve this objective through a combination of facility expansions, acquisitions and new development projects. The Corporation seeks to prudently add generation capacity in markets which display attractive supply and demand fundamentals and in which it can establish a significant market presence. The Corporation has identified a number of cost-effective opportunities to add capacity to its existing facilities, including additions to its Alberta coal-fired facilities. The Corporation owns, leases or controls extensive low sulfur coal reserves in Alberta capable of fuelling such additional capacity. The Corporation has the ability under the Alberta PPAs to sell such increased capacity into the spot market or directly to customers under long-term arrangements.

    MANAGE RISK PROFILE. The Corporation intends to develop facilities using a variety of non-nuclear fuels in diverse markets across North America to mitigate the price and regulatory risks associated with particular fuels and markets. In connection with its new facilities, the Corporation intends to either enter into long-term fuel supply contracts that match PPAs or enter into PPAs that provide a flow-through of fuel costs to the power purchaser. In addition to the Alberta PPAs, the Corporation typically enters into staggered short-term contracts and other PPAs to limit its exposure to price movements and optimize overall returns. The Corporation manages supply risk from unplanned outages through proper plant maintenance, FORCE MAJEURE clauses in contracts, insurance, and trading activities. The Corporation will continue to work towards its objective of having approximately 70% of its output governed by PPAs. These strategies are intended to enable the Corporation to achieve positive, stable returns while retaining the flexibility to capture favorable market opportunities when available.

    LEVERAGE ENERGY MARKETING CAPABILITIES. The Corporation will continue to use energy marketing activities to manage and limit risk exposures from both financial or physical positions and counterparty risks. The Corporation also intends to leverage its energy marketing capabilities to identify and gain an operational understanding of markets with attractive fundamentals to pursue capacity additions. In addition, the Corporation will continue to seek transmission access to execute physical trades and capture market opportunities. See "Business of the Corporation -- Energy Marketing Business".

    PURSUE SUSTAINABLE DEVELOPMENT. The Corporation believes that it conducts its operation and development activities in a socially and environmentally responsible manner. The Corporation plans to use a combination of new technology, renewable resources, emissions trading and offsets to reduce its emissions of greenhouse gas. In Canada, the Corporation has targeted zero net emissions by 2024. Since establishing this emissions target, the Corporation has entered into emissions trading arrangements to acquire offsets for over 250,000 tonnes of carbon dioxide. In 2000, the Corporation established a plan to invest up to $100 million in sustainable development and research. Investments will be made in new technologies to reduce carbon emissions, to further environmental offset and credit use, and to develop renewable energy sources. As at March 31, 2002, the Corporation has invested approximately $23 million. Among its other environmental activities, the Corporation is also developing methods of burning coal in a more environmentally-friendly and efficient manner.

    EXERCISE FINANCIAL DISCIPLINE. The Corporation will continue to exercise financial discipline in acquiring, developing and operating facilities. This discipline has enabled the Corporation as a non-regulated generation company to preserve its investment grade rating. The Corporation views the maintenance of a strong investment grade rating as important to providing it with ongoing access to Canadian and international debt capital markets on attractive terms. Access to equity capital will be achieved through the Corporation's prudent approach to building its asset portfolio and supported by its TSX and NYSE listings. Finally, the Corporation exercises portfolio discipline by continually reviewing the rate of return of each of its assets and pursuing the sale of assets that are not strategic or do not meet the Corporation's rate of return objectives.

MARKET OPPORTUNITIES

    As the largest generator of electricity in Alberta, measured by capacity, and with generation assets in Ontario, the U.S. pacific northwest, Mexico and Australia, the Corporation is well-positioned to capitalize on opportunities in these regions. Alberta, located in Western Canada, is the country's fourth largest province by population with approximately three million residents representing 10% of Canada's total population. Alberta consumed approximately 49,403 GWh of electricity in 2001. As at December 31, 2001, the aggregate installed capacity of generating facilities in Alberta was 11,588 MW.


    Ontario is Canada's largest province with approximately 12 million residents, representing 38% of Canada's total population. Ontario consumed approximately 150,000 GWh of electricity in 2001. Ontario Power
Generation Inc., the successor to the generation business of Ontario's former integrated electric utility, controls over two-thirds of Ontario's approximately 30,000 MW of installed capacity, the balance of which is owned by municipal electric utilities and private independent power producers or industrial consumers.



    Power in the U.S. pacific northwest is regulated by the Western Electricity Coordinating Council ("WECC"). The WECC is the largest of the 10 regions in the North American Electric Reliability Council and is divided into four subregions, of which Region 1 includes British Columbia, Alberta, Washington, Oregon, Idaho, Montana, Utah, western Wyoming and northern Nevada. This subregion is referred to as the Northwest Power Pool (the "NWPP"). Approximately 323,873 GWh of electricity was generated in the NWPP in 2001. According to the WECC, as of the summer 2001, aggregate generating capacity of approximately 75,000 MW was located in the NWPP.


    The Corporation expects that the demand for electricity will continue to grow in its target markets. In addition to increased demand, the market for electricity in some of these regions has undergone deregulation. Legislation in Alberta and Ontario and many states in the United States have mandated the unbundling of services traditionally provided by vertically integrated utilities to promote competition in the market for generation, transmission and distribution of electricity. These regulatory changes have caused some integrated utilities to sell all or parts of their generation assets. The Corporation believes that the combination of increased demand for electricity, deregulation and the increased availability of generation assets provides it with an opportunity to increase its generation capacity and leverage its energy marketing capabilities.

    In addition, the Corporation believes that the demand for electricity in Mexico will continue to grow in the next several years due to the rapid rise of manufacturing activity and increased commercial and consumer consumption. The Corporation expects that the Government of Mexico's Comision Federal de Electricidad ("CFE"), the state-owned and operated utility, will offer for tender more independent power projects that are similar to those of the Corporation's in Campeche and Chihuahua in order to meet this increase in demand for electricity.

COMPETITIVE STRENGTHS

    The Corporation believes it is well-positioned to achieve its business strategy due to its numerous competitive strengths, which include the following:

    STABLE CASHFLOW BASE. As at March 31, 2002, approximately 90% of the Corporation's existing aggregate production is contracted with counterparties that meet the Corporation's risk management criteria. Approximately 63% of the output is sold under Alberta PPAs, most of which expire from 2013 to 2020 and are ultimately backed by the "Balancing Pool", an entity established by the Government of Alberta. The Corporation expects that these Alberta PPAs will provide a stable, long-term base for its cash flow and earnings. See "Generation Business -- Alberta -- Alberta PPAs".

    OWNERSHIP OR CONTROL OF COAL SUPPLY. The Corporation owns, controls or leases extensive coal reserves in Alberta which provide a long-term and stable source of fuel for approximately 85% of its generation capacity in Alberta. The Corporation also owns a coal mine near its Centralia facility, which currently provides approximately 70% of the fuel required at the Centralia facility. The Corporation's mines in Alberta contain some of the cleanest burning coal in North America, averaging 0.28% sulfur at the Whitewood mine and 0.19% at the Highvale mine. Coal with lower sulfur content emits less sulfur dioxide ("SO(2)") when it is burned thereby minimizing environmental degradation. By comparison the sulfur content of coal mined in the Powder River Basin typically has sulfur content of about 0.45%.

    FINANCIAL STRENGTH. The Corporation has investment grade issuer ratings from Moody's Investor Services, Inc. and Standard & Poor's Corporation. The Corporation expects that its financial strength will allow it to continue to prudently take advantage of both acquisition opportunities and development programs.

    GEOGRAPHIC DIVERSITY. The Corporation has a geographically diverse asset base with assets in Alberta, Ontario, the United States, Mexico and Australia.

    MANAGEMENT TEAM. The Corporation's management team has substantial industry and local markets experience and has successfully transformed the Corporation from a regulated integrated utility to a deregulated electricity generator.

    ENERGY MARKETING EXPERTISE. The Corporation's energy marketing group works to enhance returns from its existing generation base. The energy marketing group seeks to obtain more favorable pricing for uncommitted electricity, secure fuel supply on a cost-effective basis and fulfill electricity delivery obligations in the event of an outage.

GENERATION BUSINESS

    The following table summarizes the Corporation's generation facilities operating and under construction:

                                                  CAPACITY   OWNERSHIP                                               CONTRACT
REGION                          FACILITY            (MW)        (%)           FUEL            REVENUE SOURCE       EXPIRY DATE
------                  ------------------------  --------   ---------   --------------  ------------------------  ------------
ALBERTA                 Keephills...............     754         100          Coal       Alberta PPA                   2020
(20 FACILITIES)         Sheerness...............     732          50          Coal       Alberta PPA                   2020
                        Sundance................   2,029         100          Coal       Alberta PPA                   2020
                        Wabamun.................     569         100          Coal       Alberta PPA                   2003
                        Fort Saskatchewan.......     120          30          Gas        PPA                           2019
                        Meridian................     215          50          Gas        PPA                           2024
                        Poplar Creek............     360         100          Gas        Partial output PPA (3)        2024
                        Hydro assets (1)........     801         100         Hydro       Alberta PPA               2013 to 2020
                                                   -----
                                                   5,580
                                                   =====
ONTARIO                 Mississauga.............     110       50.01          Gas        PPA                           2017
(4 FACILITIES)          Ottawa Health Services..      68       50.01          Gas        PPA                           2012
                        Windsor-Essex...........      70       50.01          Gas        Partial output PPA (4)        2016
                        Sarnia (2)..............     650         100          Gas        Partial output PPA (5)        2022
                                                   -----
                                                     898
                                                   =====
UNITED STATES           Centralia...............   1,372         100          Coal       Partially contracted (6)       --
(4 FACILITIES)          Binghamton..............      55         100          Gas        Uncontracted                   --
                        Pierce..................     154     Leased           Gas        Contracted (6)                2002
                        Big Hanaford (2)........     248         100          Gas        Uncontracted                   --
                                                   -----
                                                   1,829
                                                   =====
MEXICO                  Campeche (2)............     252         100     Gas and Diesel  PPA                           2025
(2 FACILITIES)          Chihuahua (2)...........     259         100          Gas        PPA                           2026
                                                   -----
                                                     511
                                                   =====
AUSTRALIA               Parkeston...............     110          50          Gas        PPA                           2016
(2 FACILITIES)          Southern Cross..........     250          85          Gas        PPA                           2013
                                                   -----
                                                     360
                                                   =====
TOTAL                                              9,178
                                                   =====

------------

(1) Comprised of 13 facilities.

(2) These facilities are currently under construction.

(3) Approximately 200 MW of the total 360 MW capacity are contracted under a PPA.

(4) Approximately 50 MW of the total 70 MW capacity are contracted under a PPA.

(5) Approximately 160 MW of the total 650 MW capacity are contracted under PPAs.

(6) Under agreements for full or partial output that are for terms of less than five years.

ALBERTA

COAL-FIRED FACILITIES

    The following table summarizes the Corporation's Alberta coal-fired generation facilities:

                                                  CAPACITY   OWNERSHIP   COMMISSIONING
LOCATION  PLANT                                     (MW)        (%)          DATES
--------  -----                                   --------   ---------   -------------
Wabamun   Wabamun Unit No. 1....................      69        100          1958
          Wabamun Unit No. 2....................      67        100          1956
          Wabamun Unit No. 3....................     147        100          1962
          Wabamun Unit No. 4....................     286        100          1968

Sundance  Sundance Unit No. 1...................     286        100          1970
          Sundance Unit No. 2...................     286        100          1973
          Sundance Unit No. 3...................     352        100          1976
          Sundance Unit No. 4...................     352        100          1977
          Sundance Unit No. 5...................     352        100          1978
          Sundance Unit No. 6...................     401        100          1980

Keephills Keephills Unit No. 1..................     377        100          1983
          Keephills Unit No. 2..................     377        100          1984

Sheerness Sheerness Unit No. 1..................     366         50          1986
          Sheerness Unit No. 2..................     366         50          1990
                                                   -----
TOTAL...........................................   4,084
                                                   =====

    The Keephills, Sundance and Wabamun facilities are located approximately
70 kilometers west of Edmonton, Alberta. The Sheerness facility, which is jointly owned by the Corporation and ATCO Power Ltd. ("ATCO Power"), is located northeast of Calgary, Alberta.

    The Corporation's coal-fired plants are all base-load plants, meaning that they are expected to operate for long periods of time at maximum output. Availability, being the percentage of time that a plant is operating or otherwise available for operation, is an important measure of the economic success of a coal-fired plant. The historical average availability over the past five years for the Corporation's coal-fired Alberta plant units is as follows:

                                                               AVAILABILITY
                                                                    (%)
                                                            -------------------
PLANT                                                         HIGH       LOW      NO. OF UNITS
-----                                                       --------   --------   ------------
Keephills.................................................    91.1       88.9          2
Sundance..................................................    90.4       86.7          6
Wabamun...................................................    89.8       64.1          4
Sheerness.................................................    83.1       81.9          2

    The low availability for Wabamun is a result of a shut down from August 2000 through June 2001 of one of its oldest units caused by cracking in waterwall tubing. See "Business of the Corporation -- Legal Proceedings".

    Fuel for the Corporation's coal-fired facilities is supplied by nearby surface strip coal mines that are owned, leased or controlled by the Corporation. The Corporation owns two surface mines in Alberta which supply coal to its facilities other than Sheerness. The Whitewood mine supplies the Wabamun plant and the Highvale mine supplies the Sundance and Keephills plants. The Corporation estimates that as at December 31, 2001 the recoverable coal reserves contained in these mines are approximately 708 million tonnes which the Corporation expects will be sufficient to meet the fuel requirements of these plants for more than 50 years.

    Coal for the Sheerness plant is provided from the adjacent Sheerness mine, which is jointly owned, leased or controlled by the Corporation and ATCO Power. The Corporation and ATCO Power have executed coal supply agreements with Luscar Ltd. which owns a portion of the coal reserves and operates the mine, to supply coal until 2026.

    On February 5, 2001, the Corporation announced a proposal for a $1.5 billion, 900 MW expansion at its Keephills facility. On February 12, 2002, the Corporation received regulatory approval to proceed with the expansion. The regulatory approval is currently under appeal by a third party. The Corporation is in the process of updating the feasibility study factoring in the impact of Alberta's transmission constraints, environmental requirements that may be imposed by the EUB and market conditions to determine whether to pursue the expansion. The Corporation currently expects to announce its plans in the second half of 2002.


GAS-FIRED FACILITIES

    The following table summarizes the Corporation's Alberta gas-fired generation facilities:

                                                   CAPACITY   OWNERSHIP   COMMISSIONING
LOCATION           PLANT                             (MW)        (%)          DATES
--------           -----                           --------   ---------   -------------
Lloydminster       Meridian......................    215          50          1999
Fort McMurray      Poplar Creek..................    360         100          2001
Fort Saskatchewan  Fort Saskatchewan.............    120          30          1999
                                                     ---
TOTAL............................................    695
                                                     ===

    The Meridian plant, a joint venture between the Corporation and Husky Oil Operations Ltd., sells electricity to Saskatchewan Power Corporation, an agency of the Province of Saskatchewan, and steam to the Husky Oil Lloydminster Upgrader.

    The Poplar Creek plant provides electricity and steam to Suncor
Energy Inc.'s oil sands project. This 360 MW cogeneration facility became fully operational in the first quarter of 2001 and delivers approximately 200 MW of electricity and steam to Suncor. Any surplus power not used by Suncor is also available for sale by the Corporation.

    The Corporation also holds an indirect interest in the 120 MW Fort Saskatchewan gas-fired combined-cycle cogeneration facility in Alberta. The Corporation's interest in the Fort Saskatchewan facility is held through TransAlta Cogeneration, L.P. ("TA Cogen"), an Ontario limited partnership owned 50.01% by TransAlta and 49.99% by TransAlta Power, L.P. ("TA Power"), another Ontario limited partnership. See "TransAlta Cogeneration, L.P. and TransAlta Power, L.P."

HYDROELECTRIC FACILITIES

    The following table summarizes the Corporation's wholly-owned Alberta hydroelectric facilities:

                                                              CAPACITY   COMMISSIONING
LOCATION                         PLANT                        (MW)(1)        DATES
--------                         -----                        --------   -------------
Bow River system                 Horseshoe..................     14          1911
                                 Kananaskis.................     19       1913, 1951
                                 Ghost......................     51       1929, 1954
                                 Cascade....................     36       1942, 1957
                                 Barrier....................     13          1947
                                 Bearspaw...................     17         1953-54
                                 Pocaterra..................     15          1955
                                 Interlakes.................      5          1955
                                 Spray......................    103       1951, 1960
                                 Three Sisters..............      3          1951
                                 Rundle.....................     50       1951, 1960

North Saskatchewan River system  Brazeau....................    355       1965, 1967
                                 Bighorn....................    120          1972
                                                                ---
TOTAL.......................................................    801
                                                                ===

       -------------------

        (1) Approximate capacity.

    The Corporation's hydroelectric facilities are primarily peaking plants, meaning they are generally only operated during times of peak demand. The productivity of these facilities is measured by "capacity factor", which is the ratio of the net electricity generated compared to the electricity that could have been generated had the plant been operating continuously at full-power. The Bearspaw, Bighorn, Ghost, Horseshoe and Kananaskis plants have average five-year capacity factors in excess of 40%, with the Horseshoe plant having the highest five-year average capacity factor of 71%.

ALBERTA PPAS

    All of the Corporation's Alberta coal-fired and hydroelectric facilities began operating under Alberta PPAs in January 2001.


    These Alberta PPAs established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied. The Corporation bears the risk or retains the benefit of volume variances (except for those arising from events considered to be FORCE MAJEURE, in the case of the coal-fired plants), and any change in costs required to maintain and operate the facilities.


    Under the Alberta PPAs for the coal-fired facilities, the Corporation is exposed to electricity price risk in the event of an unplanned outage, other than outages caused by an event of FORCE MAJEURE. In such circumstances, the Corporation must pay a penalty for the lost production based upon a price equal to the 30-day trailing average of Alberta's market electricity prices. The Corporation mitigates this exposure through high-quality operating and maintenance practices and hedging activities.

    The Corporation's hydroelectric facilities are not contracted on a facility by facility basis, rather facilities are aggregated in a single Alberta PPA which provides for energy and ancillary services obligations based on hourly targets. These targeted amounts are established annually and they are met by the Corporation through physical delivery or third party purchases.

    The Corporation's compensation under the Alberta PPAs is based on a pricing formula which replaces the cost of service regime applicable under historical utility regulation. Key elements of the pricing formula are the amount of common equity deemed to form part of the capital structure and the amount of risk premium attributable to deemed common equity. Common equity is deemed to be 45% of total capital and the return on equity is set annually at a 4.5% premium over the rate on a 10 year Government of Canada bond.

    The pricing formula includes a provision for site restoration costs of the coal-fired generating plants. The Alberta PPAs do not provide compensation for site restoration costs related to the Corporation's hydroelectric facilities. The Corporation does not anticipate that its hydroelectric facilities will be dismantled because of the water supply, irrigation, flood control and recreation related purposes they serve.

    The expiry dates for the Corporation's Alberta PPAs, other than the Alberta PPA for the Wabumun facility, range from 2013 to 2020. The Alberta PPA for the Wabamun plant expires in 2003. Concurrent with the expiry of each Alberta PPA, the applicable licenses from Alberta Environment and the Alberta Energy and Utilities Board (the "EUB") terminate. The Corporation has procured an extension of the licenses to operate the Wabamun plant until 2010 and intends to procure extensions of the licenses for the other facilities upon the expiry of their respective Alberta PPAs. Upon the expiry of the Alberta PPAs, the Corporation will be able to sell its power output to the Alberta Power Pool and to third party purchasers through direct sales agreements.


    The Alberta PPAs (together with legislation which applies thereto) permit the Balancing Pool, directly or indirectly as successor to the power purchaser under the Alberta PPAs, to terminate the Alberta PPAs in certain circumstances. These termination provisions are similar to those found in some PPAs entered into by government-related power purchasers. The Corporation will be entitled to receive a lump sum payment in connection with any such termination, other than a termination resulting from the Corporation's default. In any event, the Corporation will thereafter be able to sell the output from any affected facilities for its own account.

ONTARIO

    The Corporation's Ontario generating facilities are summarized in the following table:

                                                   CAPACITY   OWNERSHIP   COMMISSIONING
LOCATION     PLANT                                   (MW)        (%)          DATES
--------     -----                                 --------   ---------   -------------
Sarnia       Sarnia Regional(1)..................    650        100           2002
Ottawa       Ottawa Health Services..............     68        50.01         1992
Mississauga  Mississauga.........................    110        50.01         1992
Windsor      Windsor-Essex.......................     70        50.01         1996
                                                     ---
TOTAL............................................    898
                                                     ===

------------

(1) This facility is currently under construction.

    The Ottawa Health Services plant is a combined-cycle cogeneration facility designed to produce 68 MW of electrical energy. This capacity is sold under a PPA with the Ontario Electricity Financial Corporation ("OEFC"), an agency of the Province of Ontario. This agreement expires in 2012. The Ottawa Health Services plant also provides steam to the member hospitals and treatment centers of the Ottawa Health Sciences Centre, National Defence Medical Centre and the Perley and Rideau Veterans' Health Centre.

    The Mississauga plant is a combined-cycle cogeneration facility designed to produce 110 MW of electrical energy. This capacity is contracted under a PPA with OEFC which expires expires in 2017. The plant also supplies steam, compressed air, waste water treatment and de-ionized water to the Boeing
Canada Inc. manufacturing facility located adjacent to the Mississauga plant.

    The Windsor-Essex plant is a combined-cycle cogeneration facility designed to produce 70 MW of electrical energy. Currently, 50 MW of the capacity is sold under a PPA to OEFC. This agreement expires in 2016. The Corporation expects deregulation to provide additional opportunities to sell additional capacity into a competitive marketplace. The Windsor-Essex plant also provides steam and compressed air to Chrysler Canada Ltd.'s mini-van assembly facility in Windsor.

    The Corporation's interest in the Mississauga, Ontario Health Services and Windsor-Essex facilities in Ontario, are held through TA Cogen. See "TransAlta Cogeneration, L.P. and TransAlta Power, L.P."

    The Corporation's 650 MW facility in Sarnia, Ontario is expected to be the largest cogeneration facility in Canada. The Sarnia facility is comprised of a 440 MW gas-fired facility currently being built by the Corporation and an existing 210 MW gas-fired plant acquired by the Corporation. The Corporation anticipates the new 440 MW facility to be commissioned by the fourth quarter of 2002 and in commercial operation during 2003. The combined 650 MW facility will provide steam and electricity to nearby facilities owned by Dow Chemical
Canada Inc., Bayer Inc., Nova Chemicals (Canada) Ltd. and Sunoco Inc. The Corporation is committed to sell 25% of the capacity of the Sarnia facility under PPAs and expects to sell the excess electricity into Ontario's power grid and potentially the United States, subject to the deregulation of Ontario's power market and transmission availability. The Corporation is negotiating conditional power sales contracts and corresponding fuel supply contracts are presently being negotiated for the uncommitted amount.

UNITED STATES

    The Corporation's generation facilities in the United States are summarized in the following table:

                                                    CAPACITY   OWNERSHIP   COMMISSIONING
LOCATION                 PLANT                        (MW)        (%)          DATES
--------                 -----                      --------   ---------   -------------
Centralia, Washington    Centralia Unit No. 1.....     670        100          1971
                         Centralia Unit No. 2.....     702        100          1971
                         Big Hanaford (1).........     248        100           N/A

Binghamton, New York     Binghamton...............      55        100          1992

Fredrickson, Washington  Pierce...................     154     Leased          2001
                                                     -----
TOTAL.............................................   1,829
                                                     =====

       -------------------

        (1) This facility is currently under construction.

CENTRALIA

    The Corporation owns a two-unit 1,372 MW coal-fired facility and adjacent mining operations located in Centralia, Washington, approximately 130 kilometers south of Seattle, Washington.

    The Corporation sells power from the Centralia plant into the WECC, and in particular, the U.S. pacific northwest energy market. Prior to the acquisition of the Centralia plant and mine, the Corporation signed a number of medium to long-term energy sales agreements for 87% of the plant's capacity. The Corporation's target is to sell forward approximately 70% of its projected output, leaving approximately 30% subject to sales at market prices.

    The Centralia mine produces approximately six million tonnes annually, or approximately 70%, of the Centralia plant's annual coal requirements. The Centralia mine's permitted coal reserves, being the amount of coal which can be mined under the existing regulatory approval, are estimated to be 112 million tonnes as at December 31, 2001, which represents approximately 19 years of supply at current production levels. The Corporation currently imports the balance of its coal requirements by rail using coal from the Powder River Basin provided under short-term contracts.

BIG HANAFORD

    On April 10, 2001, the Corporation announced the construction of the Big Hanaford gas-fired facility in Centralia, Washington, at a cost of US$210 million. Once completed, the new facility will add 248 MW of electricity to the U.S. pacific northwest energy market and will raise total capacity at Centralia from 1,372 MW to 1,620 MW. Construction is expected to be completed by July 2002.

BINGHAMTON

    The Corporation owns a 55 MW gas-fired peaking facility in Binghamton, New York. This facility was commissioned in 1992 and is located near the Pennsylvania and New York State borders. The Binghampton facility provides electricity to the New York Power Pool during periods of high demand.

PIERCE

    The Corporation has installed seven simple-cycle gas-fired turbines at a temporary generation facility located near Fredrickson, Washington. The Corporation sells all of its output from this 154 MW facility into the WECC under contracts. The Pierce facility is a short-term project that was designed to address the energy needs in the U.S. pacific northwest and bridge the energy gap until new generation becomes available in the region. The turbines are leased from General Electric and will be returned at the end of 2002.

MEXICO

CAMPECHE

    On March 22, 2000, the Corporation and CFE entered into a 25-year PPA for all of the output of the 252 MW dual fuel (gas and diesel), combined-cycle plant in the State of Campeche, Mexico. The Corporation has also entered into a related gas transportation agreement with CFE. CFE bears the price risk on fuel under the PPA. Construction of the Campeche plant began in 2001 and commercial operations are projected to commence in the first quarter of 2003. In addition to the PPA and gas transportation agreement, the Corporation has entered into a corresponding 25-year fuel supply agreement with Pemex Gas y Petro Quimica Basica.

CHIHUAHUA

    On March 8, 2001, TransAlta announced it had won a competitive bid to build and operate a 259 MW gas fired combined-cycle facility in Chihuahua, Mexico. The Corporation entered into a 25-year PPA with CFE for all of the output of the plant. The Corporation has also entered into a related gas transportation agreement with CFE. CFE bears the price risk on fuel under the PPA. The Corporation is currently considering a number of firm proposals for natural gas fuel supply from high quality credit natural gas suppliers. Construction of the plant began in the third quarter of 2001 and commercial operations are projected to commence in mid-2003.

AUSTRALIA

    The Corporation holds interests in Western Australia consisting of: (i) the 110 MW Parkeston generation facility through a 50/50 joint venture with Normandy Mining Limited; (ii) a partnership between the Corporation and the Australian Gas Light Company, under which the Corporation has an 85% interest in the 250 MW Southern Cross gas-fired facility; and (iii) an 8.82% interest in a 1,380 kilometer gas transmission pipeline which delivers natural gas from the Australian northwest shelf producing area to Western Australia.

TRANSALTA COGENERATION, L.P. AND TRANSALTA POWER, L.P.

    The Corporation's interest in the 120 MW Fort Saskatchewan gas-fired cogeneration facility in Alberta, and the Mississauga, Ontario Health Services and Windsor-Essex facilities in Ontario, are held through TA Cogen, an Ontario limited partnership owned 50.01% by TransAlta and 49.99% by TA Power, another Ontario limited partnership. The Corporation formed TA Cogen in 1998 to directly or indirectly hold interests in generation facilities capable of producing stable cash flows that would be distributed to TA Power's unitholders. The partnership units of TA Power are publicly traded on the TSX.

    The Corporation is obligated to purchase all of the units of TA Cogen owned by TA Power in 2018 at a price equal to the fair market value of the units, for cash, common shares or a combination thereof.

ENERGY MARKETING BUSINESS

    The Corporation's energy marketing group was formed in 1995. The group has largely been built by internal growth and has offices in Calgary, Alberta, Portland, Oregon and Annapolis, Maryland.

    The energy marketing group derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives. The group's activities manage and limit risk exposures from both financial or physical positions and counterparty risks. The group plays a strategic role in managing risks and optimizing assets by assisting the Corporation in arranging physical deliveries on contracted power obligations, while seeking to increase the value of its electricity output.

    The key risk control activities of the energy marketing group include credit review and approval, credit and performance risk measurement and monitoring, validation of transactions, portfolio valuation and daily portfolio reporting for the trading activities, including mark-to-market valuation, "value-at-risk" ("VAR") determination, which is a probabilistic measure providing the maximum potential loss that the Corporation may incur at any given time due to fluctuations in market energy prices, and application of other risk measurement metrics. The Corporation's policy is to limit the group's aggregate VAR exposure to $10 million at any point in time.

    An important factor in the group's trading success has been its ability to access transmission capacity, which is necessary in order to be able to take advantage of price differentials between regional markets. The group's trading activities also provide market intelligence to improve corporate decision making and provide entry points to new geographic markets.

    With the exception of transmission contracts, the fair value of all energy trading activities is based on quoted market prices. The Corporation's transmission trading strategy involves committing to make fixed payments for the right, but not the obligation, to use electricity transmission. The fair value of transmission contracts is based on quoted market prices and a spread option valuation model. The Corporation's transmission contracts outstanding at March 31, 2002 had a net fair value of $6.8 million. Realized and unrealized changes in the fair value of energy trading contracts at the end of the first quarter of 2002, exclusive of hedging transactions, were income of $27.7 million and a loss of $28.8 million, respectively. There were no changes in valuation techniques during the quarter.

    Maturities of energy trading contracts, exclusive of hedging transactions, existing at March 31, 2002 over each of the next five years and thereafter is as follows:


                                                                    Fair value of contracts at period end
                                                 ----------------------------------------------------------------------------
                                                                                (in millions)
                                                                                                                    2007 AND
                                                  TOTAL       2002       2003       2004       2005       2006     THEREAFTER
                                                 --------   --------   --------   --------   --------   --------   ----------
Prices actively quoted.........................   $(6.9)     $(7.9)     $(1.2)     $(0.1)     $(0.1)     $(0.1)       $ 2.5
Prices based on models or other valuation
  methods......................................     6.8        5.4        1.4       --         --         --          --
                                                  -----      -----      -----      -----      -----      -----        -----
                                                  $(0.1)     $(2.5)     $ 0.2      $(0.1)     $(0.1)     $(0.1)       $ 2.5
                                                  =====      =====      =====      =====      =====      =====        =====


RISK MANAGEMENT POLICIES AND PROCEDURES

    The Corporation uses a multi-level risk management structure to manage the Corporation's various risk and energy trading exposures. The Audit and Environment Committee (the "A&E Committee") of the Corporation's board of directors oversees corporate-wide risk management by reviewing the Corporation's overall business risks. The Corporation's Chief Financial Officer reports to the A&E Committee on at least a quarterly basis and is responsible for ensuring compliance with the Corporation's financial and commodity risk exposure management policies and procedures. These policies and procedures include limits on exposures (commodity prices, insurance, currency, credit and interest rates), reporting practices and other procedures necessary for the Corporation to manage and control its financial and commodity exposures. The Corporation's Exposure Management Committee (the "EM Committee") is responsible for reviewing, monitoring and reporting on compliance of these financial and commodity risk exposure management policies and procedures. The EM Committee is chaired by the Chief Financial Officer and is comprised of the Director of Financial Operations for each of the Corporation's business units, the Vice-President and Treasurer, the Vice-President and Comptroller, the Director of Internal Audit, and the Vice-President of Energy Marketing. The EM Committee is not a committee of the board of directors of the Corporation and unlike the A&E Committee, does not report to the board of directors.

ENVIRONMENTAL REGULATION

    The Corporation is subject to federal, provincial, state and local environmental laws, regulations and guidelines concerning the generation and transmission of electrical and thermal energy and surface mining. The Corporation is committed to complying with or exceeding regulatory requirements and to minimizing the environmental impact of its operations. The Corporation works with governments and the public to develop appropriate frameworks to protect the environment and, at the same time, achieve economic development.

CANADA

    In December 1997, the Government of Canada agreed, subject to subsequent domestic ratification requirements, to a net reduction of emissions of greenhouse gases from within Canada by 6% from 1990 levels by 2008 to 2012. Canada's earlier target had been stabilization of such emissions at 1990 levels by the year 2000. The Corporation is a significant emitter of carbon dioxide, a greenhouse gas, and has been an active participant in the federal government's Voluntary Challenge and Registry program. Under that program, the Corporation has already reduced net emissions of greenhouse gases to below 1990 levels. An important component of the program is offset projects which, through actions taken at third-party sites, reduce the Corporation's greenhouse gas emissions on a net basis. Because of the potential magnitude of the December 1997 commitment made by the Government of Canada, the Corporation expects that offsets will need to be a significant component of any national response.

    The Corporation's climate change strategy is designed to address the potential competitive risks to its fossil-fuelled generation plants from future public policy which could include environmental controls, regulatory regimes, taxes or charges. The potential for higher electricity prices exists if new policy does not permit cost-effective, market-based approaches for reducing greenhouse gas emissions.

    The Corporation's climate change strategy contains the following key components:

    - Reducing net emissions by improving the efficiency of the Corporation's existing operations; developing new high efficiency cogeneration facilities which produce lower overall emissions; acquiring a diverse portfolio of greenhouse gas offset projects; purchasing renewable energy; and promoting energy efficiency initiatives.

    - Participating in federal and provincial policy development.

    - Developing and testing market-based approaches, such as the trading of emission reduction credits.


    In 2000, the Corporation established a plan to invest up to $100 million in sustainable development and research. Investments will be made in new technologies to reduce carbon emissions, to further environmental offset and credit use, and to develop renewable energy sources. As at March 31, 2002, the Corporation has invested approximately $23 million. Among its other environmental activities, the Corporation is also developing methods of burning coal in a more environmentally-friendly and efficient manner.


UNITED STATES


    AIR EMISSIONS GENERALLY. The Corporation's United States facilities are subject to the federal Clean Air Act and many state laws and regulations relating to air pollution. The pollutants subject to these laws and regulations principally include, carbon monoxide ("CO"), SO(2), nitrogen oxides ("NO(x)"), and particulate matter ("PM") and those contributing to the formation of ground-level ozone ("O(3)"). As a general matter, the Corporation's generating facilities emit these pollutants at levels within regulatory requirements.


    Prior to the Corporation's acquisition of the Centralia facility, the prior owners agreed with the regulatory agencies to install scrubbers to reduce certain pollutants, particularly SO(2) and PM, pursuant to a stipulated schedule. The Corporation has assumed that obligation and the installation of the first of the two scrubbers has been completed. The Corporation presently expects that it will complete this project in accordance with its legal obligations.


    In addition to the regulatory programs described below, further legislative or administrative amendments to the air pollution regulations are possible, including multi-pollutant legislation, regulation of green-house gas emissions, and amendments to the regulations governing the permitting of new or modified major sources of air pollutants. The Bush Administration's "Clear Skies Initiative" proposes to reduce NO(x), SO(2), and mercury emissions from new and existing facilities by approximately 70% through a mandatory "cap-and-trade" program. Also, although the United States has not joined the international treaty to reduce greenhouse gas emissions (the "Kyoto Protocols"), significant international and public pressure to reduce greenhouse gas emissions still exists and could result in adoption of new regulations applicable to facilities in the United States. Depending upon the stringency of these and other future requirements, the potential impact on the Corporation's results of operation could be significant.


    NITROGEN OXIDES/OZONE. Federal and state agencies have adopted rules limiting the emission of NO(x) and volatile organic compounds ("VOC") from fossil fuel-fired generating facilities. These new regulations include a more stringent ambient air quality standard for ground-level ozone (formed by the reaction of NO(x) and VOC with other compounds) and efforts to reduce the formation and regional transport of NO(x) in the midwestern and eastern states. Although these regulations are not anticipated to have a major effect on the Corporation's existing facilities, they may affect future development plans.


    SULFUR DIOXIDE. The acid rain provisions of the Clean Air Act require substantial reductions in SO(2) emissions through a mandatory "cap and trade" program for affected electric generating units. Marketable SO(2) allowances were allocated to certain units that were in operation prior to November 1990. Units, including new units, that emit SO(2) in excess of their allowances, must buy excess allowances from other sources. The Corporation currently projects that it will need to purchase SO(2) allowances for its Centralia operations. These allowances are readily available on the market.


    VISIBILITY IMPAIRMENT AND REGIONAL HAZE. EPA has promulgated regulations seeking to reduce the impairment of visibility resulting from man-made pollution. The regulations have been challenged in court. Even if the existing rules are upheld, the extended compliance dates mean that the rules would not have an impact on the Corporation until 2012 and beyond. However, this impact may be significant. EPA's proposed rule defining the best available retrofit technology ("BART") standard would require some existing facilities to reduce haze-forming emissions by 90% or more. Depending upon the final versions of the regulations that are implemented, the scrubbers presently being installed at the Centralia facility may satisfy the Corporation's BART and Regional Haze obligations. However, if additional pollution control measures are required, the cost to the Corporation may be significant. Until the regulations are fully adopted and all related administrative and judicial challenges are completed, the precise impact on the Corporation cannot be determined.

    PARTICULATES. In July 1997, EPA issued a new and more stringent national ambient air quality standard for fine particulate matter. Future regulations implementing the new standards could require further NO(x) and SO(2) reductions in designated non-attainment areas. Because, EPA's designation of the affected non-attainment areas was delayed due to litigation and is unlikely to be completed until 2004 or 2005, the impact, if any, of the new fine particulate matter standard on the Corporation's facilities can not be determined at this time.

    NEW SOURCE REVIEW COMPLIANCE. As part of a nationwide enforcement effort, EPA and the U.S. Department of Justice have initiated enforcement actions against a number of utilities for alleged violations of the Clean Air Act's New Source Review permitting requirements related to past modifications of existing coal-fired generating facilities. The recent scrubber installation at the Centralia facility, which was subject to preconstruction review by the applicable agencies, should reduce the Corporation's exposure to this enforcement initiative.

    MERCURY. Pursuant to Title III of the Clean Air Act, which requires technology-based controls of hazardous air pollutant emissions from specific industrial categories, EPA is under court order to propose a mercury-emissions rule applicable to coal-fired facilities by December, 2003 and to promulgate a final rule by December, 2004. Affected facilities must comply with the rule in December, 2007. At present, the applicable control levels are uncertain, as are the future costs of compliance.

WATER WITHDRAWALS AND DISCHARGES

    The federal Clean Water Act prohibits the discharge of any pollutants, including heat, contaminated process water or storm water, into any body of surface water, except in compliance with a discharge permit issued by EPA or a delegated state agency. All of the Corporation's facilities are presently in substantial compliance with these permitting obligations. The Corporation's application for renewal of the Centralia facility and mine's national pollutant discharge elimination system permit is currently under agency review. The Corporation is not aware of any reason why the permit would not be reissued on substantially similar terms as the current permit. However, there can be no assurance that the results will be in accordance with the Corporation's expectations.

    The Centralia facility and the 248-megawatt expansion now under construction both rely on water withdrawals from the Skookumchuck River. The Centralia coal mine also impacts tributaries of the Skookumchuck River. The effect of these operations is being evaluated by the U.S. Fish and Wildlife Service and the National Marine Fisheries Service for potential impact on certain fish that are listed (or proposed for listing) as threatened species protected under the federal Endangered Species Act ("ESA"). If the Corporation's operations are found to harass or harm these species, the Corporation may be required to obtain a permit and adopt measures to mitigate or eliminate the adverse impacts. There can be no assurance that the results of this review will be in accordance with the Corporation's expectations.

    EPA has adopted final rules establishing uniform, minimum technology requirements on new cooling water intake structures. Similar rules for existing intake structures were published by EPA in April of 2002. Based upon the proposed rule, the Corporation does not anticipate that it will be required to make significant modifications to its existing water intake structures. However, the precise impact on the Corporation will not be known until the final regulations are promulgated.

    In July 2000, EPA issued final rules for the implementation of the total maximum daily load ("TMDL") program of the Clean Water Act. The goal of the TMDL rules is to establish, over the next 15 years, the maximum amounts of various pollutants that can be discharged into waterways while maintaining compliance with water quality standards. The establishment of TMDL values may eventually result in more stringent discharge permit limits that could require the Corporation's facilities to install additional wastewater treatment, modify operational practices or implement other wastewater control measures. Implementation of the TMDL program remains controversial and the impact on the Corporation, although potentially significant, cannot be determined.

SOLID WASTE AND TOXICS

    The Corporation's facilities are subject to the requirements of the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act, along with other federal and state laws and regulations. The Corporation believes that it is substantially compliant with these requirements. In connection with the Corporation's acquisition of the Centralia facility, it assumed certain environmental liabilities, which it does not believe to be material. The prior owners retained any liabilities associated with the facility's pre-acquisition offsite disposal practices.

    The ash generated by the Corporation's coal-fired generating facilities is subject to regulation and must be disposed of at sites permitted under state and local regulations. Regulatory changes seeking to classify coal ash as a hazardous waste or otherwise restrict its disposal could increase the Corporation's disposal costs facilities and potentially expose it to greater liabilities for environmental remediation.

    The Corporation's Centralia assets are more than 30 years old, and as a result contain asbestos insulation and other asbestos containing materials, as well as lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. The Corporation has established plans that call for the proper management of existing asbestos containing materials and lead-based paint, and for their abatement and disposal when needed. The cost of these efforts is included in the Corporation's financial planning.

EMPLOYEES

    As of December 31, 2001, the Corporation had approximately 2,768 full and part-time employees. Approximately 1,600 of the Corporation's employees belong to labor unions. The Corporation is currently a party to nine different collective bargaining agreements, with two additional collective bargaining agreements presently being negotiated with unions that will represent workers at the Mexican plants. The Corporation expects to conclude these negotiations by 2003. Of its nine existing collective bargaining agreements, the Corporation has recently renewed four of the agreements and anticipates negotiating renewed agreements with three others in 2002. The two remaining agreements continue to be in force until 2003.

LEGAL PROCEEDINGS

    The Corporation is involved in various litigation and regulatory matters in connection with its business. Other than the matters described below, the Corporation does not believe that any of these matters will have a material adverse effect on the Corporation.

WABAMUN PLANT SHUT DOWN

    On August 3, 2000, the 286 MW generating unit at the Wabamun plant ("Unit No. 4"), the largest generating unit of the plant, was shut down when an examination of its boiler indicated cracks in waterwall tubing. Unit No. 4 was shut down until June 2001, when the tubing was replaced and the unit was recommissioned.

    The Corporation was a party to two separate proceedings as a consequence of the shut down. The first proceeding was a regulatory proceeding under the Electric Utilities Act (Alberta) (the "EUA") relating to the period from
August 3, 2000 to December 31, 2000. The second proceeding was an arbitration under the Wabamun PPA relating to the period from January 1, 2001 to June 8, 2001 when Unit No. 4 became fully operational.

    EUA REGULATORY PROCEEDING. A hearing before the EUB was held in 2001 to consider the Corporation's application for relief from certain payment obligations under the EUA in relation to Unit No. 4. In its decision released in December 2001, the EUB relieved the Corporation of approximately $11 million of an $18 million obligation relating to the shut down of Unit No. 4 during 2000.

    PPA ARBITRATION. The Corporation and the holder of the Wabamun Alberta PPA arbitrated the consequences of the shut down of Unit No. 4 during 2001. The arbitration hearing has been completed and the decision is pending.

    The Wabamun PPA contains FORCE MAJEURE provisions which suspend the obligations of a party during the period that the event of FORCE MAJEURE is operative. In the event that the shut down of Unit No. 4 is considered not to be an event of FORCE MAJEURE, the Corporation will be required to make certain penalty payments mandated by the Wabamun Alberta PPA, which aggregate approximately $90 million. If the shut down is considered to be an event of FORCE MAJEURE, the Corporation will not be subjected to any liability. The Corporation cannot provide any assurance that it will be successful in defending the claim for penalty payments under the Wabamun Alberta PPA.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The Corporation's selected consolidated financial data as at and for each of the three years ended December 31, 1999, 2000 and 2001 have been derived from its audited consolidated financial statements, certain of which have been incorporated by reference in this Prospectus. The Corporation's selected consolidated financial data for the three months ended March 31, 2001 and 2002 are derived from its unaudited interim consolidated financial statements incorporated by reference in this Prospectus. The interim financial results reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results. Historical and interim results are not necessarily indicative of the results to be expected in the future.


    The Corporation's consolidated financial statements are prepared in accordance with Canadian GAAP. Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in note 26 to the Corporation's consolidated financial statements for the years ended December 31, 2001 and 2000 and the U.S. GAAP reconciliation for the three months ended March 31, 2002 and 2001, incorporated by reference in this Prospectus. The selected consolidated financial data should be read in conjunction with the Corporation's audited consolidated annual financial statements and unaudited consolidated interim financial statements, and the notes thereto, and management's discussion and analysis of financial condition and results of operations related thereto incorporated by reference in this Prospectus.


                                                                                     THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,             MARCH 31,
                                                  --------------------------------   -------------------
                                                    1999       2000        2001        2001       2002
                                                  --------   ---------   ---------   --------   --------
                                                             (AUDITED)                   (UNAUDITED)
                                                                      (IN MILLIONS)
REVENUES........................................  $1,123.0   $ 2,802.5   $ 4,927.1   $1,390.6   $1,067.4
Trading purchases...............................    (272.0)   (1,202.5)   (2,533.7)    (684.1)    (647.7)
Fuel and purchased power........................    (216.6)     (655.8)   (1,288.7)    (411.4)    (173.8)
                                                  --------   ---------   ---------   --------   --------
GROSS MARGIN....................................     634.4       944.2     1,104.7      295.1      245.9

OPERATING EXPENSES:
Operations, maintenance and administration......     234.8       349.9       444.5       84.3       87.4
Depreciation and amortization...................     164.4       205.6       273.6       49.8       56.3
Taxes, other than income taxes..................      21.9        23.9        18.7        7.5        7.0
                                                  --------   ---------   ---------   --------   --------
                                                     421.1       579.4       736.8      141.6      150.7
OPERATING INCOME................................     213.3       364.8       367.9      153.5       95.2
Other income (expense)..........................     --           (1.1)        1.5       (1.5)      (2.0)
Foreign exchange gains..........................       1.7         0.1         0.8        0.7        0.6
Net interest expense............................     (65.5)      (91.4)      (88.1)     (33.9)     (19.2)
                                                  --------   ---------   ---------   --------   --------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
  REGULATORY DECISIONS, INCOME TAXES AND
  NON-CONTROLLING INTERESTS.....................     149.5       272.4       282.1      118.8       74.6
Prior period regulatory decisions...............     --           44.1        11.0      --         --
                                                  --------   ---------   ---------   --------   --------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES AND NON-CONTROLLING INTERESTS....     149.5       316.5       293.1      118.8       74.6
Income taxes....................................      64.7       128.5        89.9       53.0       22.5
Non-controlling interests.......................      30.9        41.6        20.6        6.8        6.4
                                                  --------   ---------   ---------   --------   --------
Earnings from continuing operations.............      53.9       146.4       182.6       59.0       45.7
Earnings from discontinued operations...........     101.7        89.1        45.1       11.7       11.2
Net gain on disposal of discontinued
  operations....................................      19.7       266.8      --
Net earnings before extraordinary item..........     175.3       502.3       227.7       70.7       56.9
Extraordinary item..............................     --         (209.7)     --          --         --
                                                  --------   ---------   ---------   --------   --------
Net earnings....................................     175.3       292.6       227.7       70.7       56.9
Preferred securities distributions, net of
  tax...........................................       5.2        12.8        13.1        3.1        5.5
                                                  --------   ---------   ---------   --------   --------
NET EARNINGS APPLICABLE TO COMMON
  SHAREHOLDERS..................................     170.1       279.8       214.6       67.6       51.4
                                                  ========   =========   =========   ========   ========
Weighted average common shares outstanding in
  the year......................................     169.5       168.8       168.9      168.6      169.0

                                                                                     THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,             MARCH 31,
                                                  --------------------------------   -------------------
                                                    1999       2000        2001        2001       2002
                                                  --------   ---------   ---------   --------   --------
                                                             (AUDITED)                   (UNAUDITED)
                                                                      (IN MILLIONS)
BALANCE SHEET DATA (AT PERIOD END):
Current assets..................................  $  615.5   $ 1,803.0   $ 1,432.4   $1,850.9   $1,426.7
Capital assets (net of accumulated
  depreciation).................................   5,031.0     5,277.1     6,124.4    7,804.5    6,280.5
Total assets....................................   6,038.4     7,627.1     7,877.9    7,524.3    8,066.3
Current liabilities.............................     956.3     2,076.4     1,812.2    2,072.6    1,937.0
Long-term debt..................................   1,965.6     2,121.8     2,406.8    2,040.0    2,437.2
Total liabilities...............................   3,270.0     5,002.7     5,154.6    4,889.5    5,323.4
Non-controlling interests.......................     645.7       375.0       281.0      371.8      281.6
Preferred securities............................     287.1       292.0       452.6      285.9      452.3
Common shareholders' equity.....................   1,835.6     1,957.4     1,989.7    1,977.1    2,009.0
Total shareholders' equity......................   2,122.7     2,249.4     2,442.3    2,263.0    2,461.3

OTHER DATA (UNAUDITED):
Earnings before interest, taxes and
  non-controlling interests (1).................  $  439.6   $   605.6   $   466.6   $  176.8   $  116.2
Earnings before interest and taxes, depreciation
  and amortization (1)..........................     765.1       927.3       792.5      242.4      187.1
Cash flow from operating activities before
  change in working capital.....................     477.7       616.9       624.5      137.3      171.3
Capital expenditures............................     644.9       795.0     1,246.5      161.4      269.3
Acquisitions....................................     347.6       880.1         9.8      --         --

KEY RATIOS (UNAUDITED):
Cash flow to interest (2).......................       4.0x        4.6x        4.9x       4.7x       5.6x
Cash flow to total debt (3).....................        21%         26%         23%        27%        24%
Total debt to total capitalization (4)..........        46%         50%         53%        46%        55%


------------

(1) Includes discontinued operations.

(2) Cash flow from operations before changes in working capital and gross interest expense divided by gross interest expense.

(3) Cash flow from operations before changes in working capital divided by the two-year average of total debt.

(4) Total debt divided by the sum of total debt, non-controlling interests, preferred shares, preferred securities and common shareholders' equity.

                                   MANAGEMENT

    The directors and executive officers of the Corporation are set out below.

NAME                            POSITION
----                            --------
Stephen G. Snyder.............  President, Chief Executive Officer and Director
Ian A. Bourne.................  Executive Vice President and Chief Financial Officer
James F. Dinning..............  Executive Vice President, Sustainable Development & External Relations
Dawn L. Farrell...............  Executive Vice President, Corporate Development
James W. Kemp.................  Executive Vice President, Generation
Kenneth S. Stickland..........  Executive Vice President, Legal
John T. Ferguson (1)(2)(3)....  Director, Chairman of the Board
Stanley J. Bright (1).........  Director
Roderick S. Deane (1).........  Director
Jack C. Donald (2)............  Director
Gordon D. Giffin..............  Director
Christopher Hampson (1).......  Director
Charles H. Hantho (2)(3)......  Director
Louis D. Hyndman (2)(3).......  Director
Donna S. Kaufman (1)(3).......  Director
John S. Lane (1)(3)...........  Director
Luis Vazquez Senties..........  Director
Ralph A. Thrall, Jr. (2)......  Director

------------

(1) Member of Audit and Environment Committee.

(2) Member of Human Resources Committee.

(3) Member of Nominating and Corporate Governance Committee.

                                USE OF PROCEEDS

    Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including the repayment of indebtedness and the financing of the Corporation's long-term investment plan. The amount of net proceeds to be used for any such purpose will be set forth in a Prospectus Supplement. The Corporation expects that it may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

                               INTEREST COVERAGE

    The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2001 and March 31, 2002 and are based on audited financial information, in the case of the 12 month period ended December 31, 2001, and unaudited financial information, in the case of the 12 month period ended March 31, 2002. The following ratios do not give effect to the issue of any debt securities pursuant to this Prospectus. The following financial ratios do not purport to be indicative of interest coverage ratios for any future periods. The financial ratios have been calculated based on Canadian GAAP.

                                                              DECEMBER 31,    MARCH 31,
                                                                  2001           2002
                                                              -------------   ----------
Interest coverage on long-term debt.........................   2.80 times     2.55 times

    Interest coverage on long-term debt is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. For purposes of calculating the above ratio, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to debt securities that may be issued under this Prospectus. Additionally, the above ratios have been calculated without including the annual carrying charges relating to the equity component of the $175 million aggregate principal amount of

7.50% preferred securities due April 13, 2048, the $125 million aggregate principal amount of 8.15% preferred securities due December 31, 2048 and the $175 million aggregate principal amount of 7.75% preferred securities due December 31, 2050 of the Corporation (collectively, the "Preferred Securities"). If the equity component of the Preferred Securities was classified as debt, the entire carrying charges of the Preferred Securities would be included in interest expense. If these annual carrying charges had been included in the calculations, the interest coverage would have been 2.46 times for the 12 month period ended December 31, 2001 and 2.20 times for the 12 month period ended March 31, 2002. Under U.S. GAAP, the Preferred Securities would be classified as debt and the entire carrying charges of the Preferred Securities would be included in interest expense.

                          DESCRIPTION OF SHARE CAPITAL

GENERAL

    As of the date of this Prospectus, the Corporation's authorized share capital consists of an unlimited number of common shares and an unlimited number of first preferred shares, issuable in series. As at March 31, 2002,
168.7 million common shares were outstanding and no first preferred shares were outstanding.

COMMON SHARES

    Each common share of the Corporation entitles the holder thereof to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors, subject to prior satisfaction of preferential dividends applicable to any first preferred shares, and to participate ratably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the first preferred shares. The common shares are not convertible and are not entitled to any pre-emptive rights. The common shares are not entitled to cumulative voting.

    The transfer agent and registrar for the common shares in Canada is CIBC Mellon Trust Company at its principal transfer office in Vancouver, British Columbia, Calgary, Alberta, Winnipeg, Manitoba, Toronto, Ontario and Montreal, Quebec. The transfer agent and registrar for the common shares in the United States is Mellon Investor Services LLC at its principal office in New York,
New York.

    The common shares offered pursuant to this Prospectus may include shares available for purchase under the Corporation's Dividend Reinvestment and Share Purchase Plan and any shares issuable upon conversion or exchange of any first preferred shares or debt securities of any series or upon exercise of any options or warrants.

FIRST PREFERRED SHARES

    The Corporation is authorized to issue an unlimited number of first preferred shares, issuable in series and, with respect to each series, the board of directors is authorized to fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

    The first preferred shares of all series rank senior to all other shares of the Corporation with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital. Holders of first preferred shares are entitled to receive cumulative quarterly dividends on the subscription price thereof as and when declared by the board of directors at the rate established by the board of directors at the time of issue of shares of a series. No dividends may be declared or paid on any other shares of the Corporation unless all cumulative dividends accrued upon all outstanding first preferred shares have been paid or declared and set apart. In the event of the liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital, no sum shall be paid or assets distributed to holders of other shares of the Corporation until the holders of first preferred shares shall have been paid the subscription price of the shares, plus a sum equal to the premium payable on a redemption, plus a sum equal to the arrears of dividends accumulated on the first preferred shares to the date of such liquidation, dissolution, winding up, or reduction of stated capital, as applicable. After payment of such amount, the holders of first preferred shares shall not be entitled to share further in the distribution of the assets of the Corporation.

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    The directors may include in the share conditions attaching to a particular series of first preferred shares certain voting rights effective upon the Corporation failing to make payment of six quarterly dividend payments, whether or not consecutive. These voting rights continue for so long as any dividends remain in arrears. These voting rights are the right to one vote for each $25 of subscription price on all matters in respect of which shareholders vote, and additionally, the right of all series of first preferred shares, voting as a combined class, to elect two directors of the Corporation if the board of directors then consists of less than 16 directors, or three directors if the board of directors consists of 16 or more directors. Otherwise, except as required by law, the holders of first preferred shares shall not be entitled to vote or to receive notice of or to attend at any meeting of the shareholders of the Corporation.

    Subject to the share conditions attaching to any particular series providing to the contrary, the Corporation may redeem first preferred shares of a series, in whole or from time to time in part, at the redemption price applicable to each series and the Corporation has the right to acquire any of the first preferred shares of one or more series by purchase for cancellation in the open market or by invitation for tenders at a price not to exceed the redemption price applicable to the series.

    The Prospectus Supplement will set forth the following terms relating to the first preferred shares being offered:

    - the maximum number of shares;

    - the designation of the series;

    - the offering price;

    - the annual dividend rate and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

    - the price and the terms and conditions for redemption, if any, including redemption at TransAlta's option or at the option of the holder, including the time period for redemption, and payment of any accumulated dividends;

    - the terms and conditions, if any, for conversion or exchange for shares of any other class of TransAlta or any other series of first preferred shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

    - whether such first preferred shares will be listed on any securities exchange;

    - the voting rights, if any; and

    - any other rights, privileges, restrictions, or conditions.

    First preferred shares will be fully paid and nonassessable upon issuance. The first preferred shares of any series may be represented, in whole or in part, by one or more global certificates. If first preferred shares are represented by a global certificate, each global certificate will:

    - be registered in the name of a depositary or a nominee of the depositary identified in the Prospectus Supplement; and

    - be deposited with such depositary or nominee or a custodian for the depositary.

RELATED PARTY ARTICLES PROVISIONS

    The Articles of the Corporation contain provisions restricting the ability of the Corporation to enter into a "Specified Transaction" with a "Major Shareholder". A Specified Transaction requires the approval of a majority of the votes cast by holders of voting shares of the Corporation, as well as the approval of a majority of the votes cast by holders of such shares, excluding any Major Shareholder. A Major Shareholder generally means the beneficial owner of more than 20% of the outstanding voting shares of the Corporation. There is a broad definition of beneficial ownership, and in particular, a person is considered to beneficially own shares owned by its associates and affiliates, as those terms are defined in the Articles. Transactions which are considered to be Specified Transactions include the following: a merger or amalgamation of the Corporation

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with a Major Shareholder; the furnishing of financial assistance by the
Corporation to a Major Shareholder; certain sales of assets or provision of services by the Corporation to a Major Shareholder or vice versa; certain issuances of securities by the Corporation which increase the proportionate voting interest of a Major Shareholder; a reorganization or recapitalization of the Corporation which increases the proportionate voting interest of a Major Shareholder; and the creation of a class or series of non-voting shares of the Corporation which has a residual right to participate in earnings of the Corporation and assets of the Corporation upon dissolution or winding up.

SHAREHOLDER RIGHTS PLAN

    The Corporation implemented a shareholder rights plan (the "Rights Plan") pursuant to a Shareholder Bid Approval Plan Agreement (the "Rights Plan Agreement") dated as of October 13, 1992 between the Corporation and CIBC Mellon Trust Company, as amended. The common shareholders of the Corporation reconfirmed the Rights Plan and approved the amendments to the Rights Plan Agreement, as set out in the Corporation's Information Circular dated March 9, 2001, at the May 3, 2001, Annual and Special Meeting of Shareholders. The following is a summary of certain material provisions of the Rights Plan Agreement, and does not purport to be complete. For further particulars, reference should be made to the Rights Plan Agreement.

    Pursuant to the Rights Plan Agreement, upon each issuance of a common share of the Corporation, one right (a "Right") is automatically issued with and attaches to the common share.

    The Rights will separate from the common shares and will be exercisable eight trading days (or later, if determined by the board of directors) (the "Separation Time") after a person has acquired beneficial ownership of or commenced a take-over bid to acquire 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The Rights Plan Agreement contains a broad definition of beneficial ownership, which includes common shares held by associates and affiliates of a person, as those terms are defined in the Rights Plan Agreement. The acquisition by any person (an "Acquiring Person") of beneficial ownership of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $160 worth of common shares for $80.

    In order to constitute a Permitted Bid, an offer must be made in compliance with the Rights Plan and must be made to all shareholders (other than the offeror), and must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the offer may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by shareholders, other than offeror, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the offer and not withdrawn. If more than 50% of the common shares held by Independent Shareholders are tendered to the offer within the 60 day period, the offeror must make a public announcement of that fact and the offer must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

    The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

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                         DESCRIPTION OF DEBT SECURITIES


    In this section, the terms "Corporation" and "TransAlta" refer only to TransAlta Corporation without its subsidiaries through which it operates. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement.


    The debt securities will be issued under an indenture (the "Indenture") to be entered into between TransAlta and The Bank of New York, as trustee (the "Trustee"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement. The following is a summary of the Indenture. Whenever there are references to particular provisions of the Indenture, those provisions are incorporated by reference as part of the statements made in this Prospectus and are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers of the Indenture.

    The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.

GENERAL

    The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered or bearer form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the Prospectus Supplement relating to the offering of debt securities.

    The Prospectus Supplement will set forth the following terms relating to the debt securities being offered:

    - the specific designation and any limit on the aggregate principal amount of the debt securities;

    - the extent and manner, if any, to which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment of other liabilities and obligations of TransAlta;

    - the percentage or percentages of principal amount at which the debt securities will be issued;

    - the date or dates on which the principal of (and premium, if any, on) the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

    - the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any (or the manner of calculation thereof) and the date or dates from which such interest will accrue;

    - the dates on which any interest will be payable and the regular record dates for the payment of interest on debt securities in registered form;

    - the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;


    - the currency or currency unit in which the debt securities are denominated or in which payment of the principal of (and premium, if any) and interest, if any, on such debt securities will be payable;


    - whether debt securities will be issuable in the form of one or more global securities and if so the identity of the depository for the global securities;

    - any mandatory or optional sinking fund provisions;

    - the period or periods, if any, within which, the price or prices at which, the currency or currency unit in which, and the terms and conditions upon which, the debt securities may be redeemed or purchased by TransAlta;

    - the terms and conditions, if any, upon which TransAlta or the purchaser may redeem debt securities prior to maturity and the price or prices at which and the currency or currency unit in which the debt securities are payable;

    - any index used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

    - the terms, if any, on which the debt securities may be converted or exchanged for other securities of TransAlta or other entities;

    - whether and under what circumstances TransAlta will pay additional amounts on the debt securities in respect of certain taxes (and the terms of any such payment) and, if so, whether TransAlta has the right to redeem the debt securities of any series rather than pay the additional amounts (and terms of any such right);

    - any other terms of the debt securities including covenants and Events of Default which apply solely to a particular series of debt securities being offered which do not apply generally to the debt securities, or any covenants or Events of Default generally applicable to debt securities which do not apply to a particular series of debt securities;

    - whether such debt securities will be listed on any securities exchange;

    - whether the debt securities of the series are to be issuable as registered securities, bearer securities (with or without coupons) or both; and

    - if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable. (Section 3.1)

    Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the holders the right to tender debt securities to TransAlta for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event TransAlta should become involved in a highly leveraged transaction or in the event of a change in control of TransAlta.

    Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. (Section 3.1) The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable Prospectus Supplement.

    Unless otherwise indicated in the applicable Prospectus Supplement, TransAlta may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

RANKING AND OTHER INDEBTEDNESS

    Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of the Corporation's other unsecured and unsubordinated indebtedness. TransAlta conducts a significant amount of its operations through its subsidiaries. As at March 31, 2002, TransAlta's subsidiaries had outstanding $1,173.7 million aggregate principal amount of long-term debt. The debt securities issued under this Prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness of TransAlta's subsidiaries. See "Risk Factors" for a further discussion of the consequences of structural subordination.

FORM, DENOMINATIONS AND EXCHANGE

    Debt securities of a series may be issuable solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of

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US$1,000 and integral multiples of US$1,000 and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. (Section 3.2) The Indenture also provides that debt securities of a series may be issuable in global form. (Section 3.1) Unless otherwise indicated in the Prospectus Supplement, bearer securities will have interest coupons attached. (Section 2.1)

    Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If (but only if) provided in the Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in the Prospectus Supplement, bearer securities will not be issued in exchange for registered securities. (Section 3.5)

    The applicable Prospectus Supplement may indicate the places to register a transfer of debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions. (Section 3.5)

    The Corporation shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on (A) if debt securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if debt securities of the series are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if debt securities of the series are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;
(iii) exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or (iv) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid. (Section 3.5)

PAYMENT


    Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on debt securities (other than global securities) will be made at the office or agency of the Trustee, at 15 Broad Street, New York, New York 10286, or we can pay principal, interest and any premium by (i) check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments. (Sections 3.7, 10.1 and 10.2)


    Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us. (Section 3.7)

GLOBAL SECURITIES

    The registered debt securities of a series may be issued in whole or in part in global form (a "Global Security") and will be registered in the name of and be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement. (Section 3.1) Unless and until

                                       29
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exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security, may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor. (Section 3.5)

    The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depository arrangements.

    Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee ("participants"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by TransAlta if such debt securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

    So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

    Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of TransAlta, the Trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Corporation expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

    If a Depositary for a Global Security representing a particular series of debt securities is at any time unwilling or unable or no longer qualified to continue as depository and a successor depository is not appointed by TransAlta within 90 days, the Corporation will issue debt securities of such series in definitive form in exchange for a Global Security representing such series of debt securities. Further, if an Event of Default under the Indenture occurs and is continuing, debt securities of a series in definitive form will be printed and delivered. In addition, the Corporation may at any time and in its sole discretion determine not to have debt securities of a series represented by a Global Security and, in such event, will issue debt securities of a series in definitive form in exchange for all of the Global Securities representing the series of debt securities. (Section 3.5)

                                       30
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DEFINITIONS

    The Indenture contains, among others, definitions substantially to the following effect:

"ATTRIBUTABLE AMOUNT" means with respect to any sale and leaseback transaction (as defined herein), as at the time of determination, the present value (discounted at the rate of interest set forth or implicit in the terms of such lease, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback transaction.

"CONSOLIDATED NET TANGIBLE ASSETS" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet:

    (a) all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

    (b) to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset;

    (c) minority interests;

    (d) current liabilities; and


    (e) assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred, and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with those assets (including the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt is limited.


"CONSOLIDATED SHAREHOLDERS' EQUITY" means, without duplication, the aggregate amount of shareholders' equity (including, without limitation, common share capital, preferred share capital, contributed surplus and retained earnings) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, adjusted by the amount by which common share capital, preferred share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, in accordance with Generally Accepted Accounting Principles, together with the aggregate principal amount of obligations of the Corporation in respect of Preferred Securities.

"FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

    (a) any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

    (b) any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

    (c) any agreement for the making or taking of any commodity (including natural gas, oil or electricity), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity;

                                       31
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to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking-to-market the same in accordance with their terms).

"GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" means generally accepted accounting principles which are in effect from time to time in Canada.

"INDEBTEDNESS" means all items of indebtedness in respect of any amounts borrowed (including obligations with respect to bankers' acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments) and all Purchase Money Obligations which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date as of which Indebtedness is to be determined, and in any event including, without duplication:

    (a) obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

    (b) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

"MATERIAL SUBSIDIARY" means, at any time, a Subsidiary:

    (a) the total assets of which represent more than 10% of the total assets of the Corporation determined on a consolidated basis as shown in the most recent audited consolidated balance sheet of the Corporation; or

    (b) the total revenues of which represent more than 10% of the total revenues of the Corporation determined on a consolidated basis as shown in the consolidated income statement of the Corporation for the four most recent fiscal quarters of the Corporation.


"NON-RECOURSE DEBT" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets so created, developed, constructed or acquired, (including the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which the lender has recourse.


"PERMITTED ENCUMBRANCE" means any of the following:

    (a) any Security Interest existing as of the date of the first issuance by the Corporation of debt securities issued pursuant to the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

    (b) any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;

    (c) any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

    (d) any Security Interest in favor of any Wholly-owned Subsidiary;

    (e) any Security Interest on property of a corporation or its Subsidiaries which Security Interest exists at the time such corporation is merged into, or amalgamated or consolidated with the Corporation or such property is otherwise directly or indirectly acquired by the Corporation, other than a Security Interest incurred in contemplation of such merger, amalgamation, consolidation or acquisition;

    (f) any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

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    (g) any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

    (h) certain Security Interests in respect of liens or other encumbrances, not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business;

    (i) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased; and


    (j) any other Security Interest if the aggregate amount of Indebtedness secured pursuant to this clause (j) (together with the Attributable Amount of any sale and leaseback) does not exceed 20% of Consolidated Net Tangible Assets.


"PREFERRED SECURITIES" means securities which on the date of issue thereof by a person:

    (a) have a term to maturity of more than 30 years;

    (b) rank subordinate to the unsecured and unsubordinated Indebtedness of such person outstanding on such date;

    (c) entitle such person to defer the payment of interest thereon for more than four years without thereby causing an event of default in respect of such securities to occur; and

    (d) entitle such person to satisfy the obligation to make payments of deferred interest thereon from the proceeds of the issuance of its shares.

"PURCHASE MONEY OBLIGATION" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, alterations or replacements of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal, alteration or replacement is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.


"SECURITY INTEREST" means any mortgage, charge, pledge, lien, encumbrance, assignment by way of security, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, which secures payment or performance of an obligation.


"SUBSIDIARY" means, in relation to a person:

    (a) any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by the person or one or more of its Subsidiaries, or the person and one or more of its Subsidiaries;

    (b) any partnership of which the person or one or more of its Subsidiaries, or the person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of a limited partnership, or is a partner that has authority to bind the partnership, in all other cases; or


    (c) any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by the first-mentioned person or one or more of its Subsidiaries, or the first-mentioned person and one or more of its Subsidiaries.

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"WHOLLY-OWNED SUBSIDIARY" means any Subsidiary that the Corporation directly or indirectly beneficially owns 100% of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such Subsidiary or owns, directly or indirectly, 100% of the income, capital, beneficial or ownership interests (however designated) thereof.

COVENANTS

    The Indenture contains covenants substantially to the following effect:

NEGATIVE PLEDGE


    So long as any debt securities remain outstanding the Corporation and its Subsidiaries will not create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) in respect of any Indebtedness of any person unless, in the opinion of legal counsel to the Corporation or the Trustee, the obligations of the Corporation in respect of all debt securities then outstanding shall be secured equally and ratably therewith. (Section 10.12)


RESTRICTION ON SALES AND LEASEBACKS

    The Corporation will not, and will not permit any Subsidiary to, enter into any sale and leaseback transaction unless the Corporation and its Subsidiaries comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between the Corporation or any Subsidiary and a bank, insurance company or other lender or investor where the Corporation or any Subsidiary lease real or personal property which was or will be sold by the Corporation or any Subsidiary to that lender or investor. The Corporation can comply with this restrictive covenant if it meets either of the following conditions:

    (a) the sale and leaseback transaction is entered into prior to, concurrently with or within 270 days after the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operations of the property; or


    (b) the Corporation or its Subsidiaries could otherwise grant a Security Interest on the property as a Permitted Encumbrance described in "-- Negative Pledge". (Section 10.10)


MERGERS, CONSOLIDATIONS, AMALGAMATIONS AND SALE OF ASSETS

    The Corporation will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person (the "Successor"), whether by reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, or otherwise, unless:

    (a) the Successor expressly assumes all of the covenants and obligations of the Corporation under the Indenture and the transaction otherwise meets of the requirements of the Indenture;


    (b) the entity formed by or continuing from such consolidation or amalgamation or into which the Corporation is merged or with which the Corporation enters into such arrangement or the person which acquires or leases all or substantially all of the Corporation's properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province thereof; and



    (c) immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing. (Section 8.1)


    If, as a result of any such transaction, any of the properties or assets of the Corporation or its Subsidiaries become subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under "Negative Pledge" above without equally and rateably securing debt securities, the Corporation, simultaneously with or prior to such transaction, will cause any debt securities of the Corporation then outstanding to be secured equally and ratably with or prior to the Indebtedness secured by such Security Interest. (Section 8.4)

    In addition to the above conditions, such transaction will, to the satisfaction of the Trustee, substantially preserve and not impair any of the rights and powers of the Trustee or of the security holders. Also, no condition or event will exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor will become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute and Event of Default under the Indenture.

PAYMENT OF ADDITIONAL AMOUNTS


    Unless otherwise specified in an applicable Prospectus Supplement, TransAlta will, subject to the exceptions and limitations set forth below, pay to the holder of any debt security who is a non-resident of Canada under the INCOME
TAX ACT (Canada) such additional amounts as may be necessary so that every net payment on such debt security, after deduction or withholding by TransAlta or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by the government of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, "Canadian Taxes") upon or as a result of such payment, will not be less than the amount provided in such debt security or in such coupon to be then due and payable (and TransAlta will remit the full amount withheld to the relevant authority in accordance with applicable law). However, TransAlta will not be required to make any payment of additional amounts:


    (a) to any person in respect of whom such taxes are required to be withheld or deducted as a result of such person not dealing at arm's length with TransAlta (within the meaning of the INCOME TAX ACT (Canada));

    (b) to any person by reason of such person being connected with Canada (otherwise than merely by holding or ownership of any series of debt securities or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

    (c) for or on account of any tax, assessment or other governmental charge which would not have been so imposed but for: (i) the presentation by the holder of such debt security or coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of, any such taxes, assessment or charge;

    (d) for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

    (e) for or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if such payment can be made to such person without such withholding by at least one other paying agent the identity of which is provided to such person;

    (f) for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

    (g) for any combination of items (a), (b), (c), (d), (e) and (f);

nor will additional amounts be paid with respect to any payment on a debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such debt security. (Section 10.5)

    The Corporation will furnish to the holders of the debt securities, within 30 days after the date of the payment of any Canadian Taxes is due under applicable law, certified copies of tax receipts or other documents evidencing such payment.

    Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context additional amounts are, were or would be payable in respect thereof.
(Section 10.5)

TAX REDEMPTION

    If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) TransAlta determines that
(a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable Prospectus Supplement if any date is so specified, TransAlta has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Payment of Additional Amounts" or
(b) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to TransAlta, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to TransAlta of legal counsel of recognized standing, will result in TransAlta becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series and (2) in any such case, TransAlta in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to TransAlta; PROVIDED HOWEVER, that (i) no such notice of redemption may be given earlier than 60 or later than 30 days prior to the earliest date on which TransAlta would be obligated to pay such additional amounts were a payment in respect of the debt securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect. (Section 11.8)

    In the event that TransAlta elects to redeem the debt securities of such series pursuant to the provisions set forth in the preceding paragraph, TransAlta shall deliver to the Trustee a certificate, signed by an authorized officer, stating that TransAlta is entitled to redeem the debt securities of such series pursuant to their terms. (Section 11.2)

REDEMPTION

    If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption. (Section 11.4)

PROVISION OF FINANCIAL INFORMATION

    TransAlta will file with the Trustee, within 15 days after it files them with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which TransAlta is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. Notwithstanding that TransAlta may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, TransAlta will continue to provide the Trustee (a) within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F or Form 40-F as applicable (or any successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not TransAlta has any of its securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP. (Section 7.5)

EVENTS OF DEFAULT

    Unless otherwise specified in the Prospectus Supplement relating to a particular series of debt securities, the following events are defined in the Indenture as "Events of Default" with respect to debt securities of any series:
(a) the failure of the Corporation to pay when due the principal of or premium (if any) on any debt securities; (b) the failure of the Corporation, continuing for 30 days, to pay any interest due on any debt securities; (c) the breach or violation of any covenant or condition (other than as referred to in (a) and (b) above), which continues for a period of 60 days after notice from the Trustee or from holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby (or such longer period as may be agreed to by the Trustee); (d) the failure of the Corporation or any Subsidiary to pay when due (after giving effect to any applicable grace periods) any amount owing in respect of any Indebtedness other than Non-Recourse Debt or the Corporation or any Subsidiary otherwise defaults in connection with such Indebtedness, and if such Indebtedness has not matured it shall have been accelerated, provided that the aggregate principal amount of such Indebtedness is in excess of the greater of US$75 million and 3% of Consolidated Shareholders' Equity; (e) the taking or entry of certain judgments or decrees against the Corporation or any Material Subsidiary for the payment of money in excess of the greater of US$75 million and 3% of Consolidated Shareholders' Equity, in the aggregate, if the Corporation or any such Material Subsidiary, as the case may be, fails to file an appeal or, if the Corporation or such Material Subsidiary, as the case may be does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization involving the Corporation or a Material Subsidiary; or (g) any other Event of Default provided with respect to debt securities of that series.

    If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to the Corporation and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the Prospectus Supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration. (Section 5.2)

    Reference is made to the Prospectus Supplement relating to each series of debt securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any Event of Default and the continuation hereof.

    The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 6.2) Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default. (Section 5.12)

    No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 5.7) However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security. (Section 5.8)

    The Corporation will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Corporation, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.
(Section 10.4)

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) change the place of payment;
(4) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (6) adversely affect any right to convert or exchange any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) reduce the voting or quorum requirements relating to meetings of holders of debt securities; or (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture. (Section 9.2) In addition, any amendment to, or waiver of, the provisions of the Indenture relating to subordination that adversely affects the rights of the holders of debt securities will require the consent of holders of at least 75% in aggregate principal amount of such debt securities then outstanding.


    The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture.
(Section 10.13) The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. (Section 5.13) The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities. (Section 9.1)


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DEFEASANCE


    The Indenture provides that, at its option, TransAlta will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (1) TransAlta has delivered to the Trustee an opinion of counsel in the United States stating that (a) TransAlta has received from, or there has been published by, the Internal Revenue Service a ruling, or
(b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (2) TransAlta has delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency ("CCRA") to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit;
(4) TransAlta is not an "insolvent person" within the meaning of the CANADIAN BANKRUPTCY AND INSOLVENCY ACT; (5) TransAlta has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States INVESTMENT COMPANY ACT OF 1940, as amended; and (6) other customary conditions precedent are satisfied. TransAlta may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if TransAlta meets the conditions described in the preceding sentence at the time TransAlta exercises the Defeasance option.



    The Indenture provides that, at its option, unless and until TransAlta has exercised its Defeasance option described in the preceding paragraph, TransAlta may omit to comply with covenants, including the covenants described above under the heading "Covenants", and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If TransAlta exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (1) TransAlta has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (2) TransAlta has delivered to the Trustee an opinion of counsel in Canada or a ruling from the CCRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) TransAlta is not an "insolvent person" within the meaning of the CANADIAN BANKRUPTCY AND

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INSOLVENCY ACT; (5) TransAlta has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States INVESTMENT COMPANY ACT OF 1940, as amended; and (6) other customary conditions precedent are satisfied.
(Article 14)


CONSENT TO JURISDICTION AND SERVICE

    Under the Indenture, TransAlta irrevocably appoints CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the City of New York, and irrevocably submits to such jurisdiction. (Section 1.13)

GOVERNING LAW

    The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

                            DESCRIPTION OF WARRANTS

GENERAL

    The Corporation may issue warrants to purchase common shares, first preferred shares, debt securities or other securities. The Corporation may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement.

    Selected provisions of the warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement and warrants to be issued thereunder are summaries of certain anticipated provisions thereof are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

    The Prospectus Supplement will set forth the following terms relating to the warrants being offered:

    - the designation of the warrants;

    - the aggregate number of warrants offered and the offering price;

    - the designation, number and terms of the common shares, first preferred shares, debt securities or other securities purchasable upon exercise of the warrants, and procedures that will result in the adjustment of those numbers;

    - the exercise price of the warrants;

    - the dates or periods during which the warrants are exercisable;

    - the designation and terms of any securities with which the warrants are issued;

    - if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

    - the currency or currency unit in which the exercise price is denominated;

    - any minimum or maximum amount of warrants that may be exercised at any one time;

    - whether such warrants will be listed on any securities exchange;

    - any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

    - any other terms of the warrants.

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    Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

MODIFICATIONS

    The Corporation may amend the warrant agreements and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants. Other amendment provisions shall be as indicated in the Prospectus Supplement.

ENFORCEABILITY

    The warrant agent will act solely as the Corporation's agent. The warrant agent will not have any duty or responsibility if the Corporation defaults under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's warrants.

                       CERTAIN INCOME TAX CONSIDERATIONS

    The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of dividends on common shares or first preferred shares or payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

    The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue
Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the U.S. dollars, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

                              PLAN OF DISTRIBUTION

    The Corporation may sell the Securities to or through underwriters or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

    The distribution of the Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

    In connection with the sale of the Securities, underwriters may receive compensation from the Corporation or from purchasers of the Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters and any commissions received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act.

    The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement relating to such series.

    Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act.

    The Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of any series of the Securities must agree that it will not offer to sell, directly or indirectly, any such Securities acquired by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

    Each series of the Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities (other than common shares) will not be listed on any securities exchange. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE SECURITIES SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE PURCHASING THE SECURITIES OFFERED HEREBY.

    Discussions of certain risks affecting the Corporation in connection with its business are provided on page 12 of the Annual Information Form under the heading "Risks of Operations" and in management's discussion and analysis of financial condition and results of operations on pages 39 to 42 of the Annual Report of the Corporation for the fiscal year ended December 31, 2001 under the heading "Risk Factors and Risk Management".

    A reference herein to an adverse effect or a material adverse effect on the Corporation means such an effect on the Corporation on its business, financial condition, results of operations, or its cash flows, as the context requires.

RISKS RELATING TO THE ELECTRICITY GENERATION MARKET

THE RULES AND REGULATIONS IN THE VARIOUS MARKETS IN WHICH THE CORPORATION OPERATES ARE SUBJECT TO CHANGE, WHICH MAY NEGATIVELY IMPACT THE CORPORATION.

    Certain of the markets in which the Corporation operates and intends to operate are subject to significant regulatory oversight and control. The Corporation is not able to predict whether there will be any further changes in the regulatory environment, including potential regulation of the rates allowed to be charged and the capital structure of wholesale generating companies such as the Corporation, or what the ultimate effect changing regulatory environment will have on its business. Existing market rules and regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to the Corporation or its facilities which could have an adverse effect on the Corporation. The Corporation cannot guarantee that it will be able to adapt its business in a timely manner in response to any changes in the regulatory regimes in which it operates, and such failure to adapt could have a material adverse effect on the Corporation.

    Further market rules or regulations that could place a cap on market based pricing could adversely impact the Corporation. Additionally, any changes in the rules and regulations of provincial or state public utility commissions or other regulatory bodies in the other markets in which the Corporation competes or may compete in the future may adversely affect the Corporation.

MANY OF THE CORPORATION'S ACTIVITIES AND PROPERTIES ARE SUBJECT TO ENVIRONMENTAL REQUIREMENTS AND CHANGES IN, OR LIABILITIES UNDER, THESE REQUIREMENTS MAY ADVERSELY AFFECT THE CORPORATION.

    The Corporation's operations are subject to extensive federal, provincial, state and local environmental regulation. To comply with these legal requirements, the Corporation must spend amounts on environmental monitoring, pollution control equipment, emission fees and other compliance activities. In addition, compliance with such laws and regulations might result in restrictions on some of the Corporation's operations. If the Corporation does not comply with environmental requirements, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities on the Corporation, as well as seek to curtail its operations. Under some statutes, private parties could also seek to impose civil fines or liabilities for property damage, personal

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injury and other costs. The Corporation cannot guarantee that lawsuits will not be commenced or that administrative actions against its generating facilities will not be commenced in the future. If an action is filed against the Corporation or its generating facilities, this could require substantial expenditures to bring the Corporation's generating facilities into compliance and could have a material adverse effect on the Corporation.

    The Corporation expects to continue to have environmental expenditures in the future. Stricter standards, greater regulation, increased enforcement by regulatory authorities, more extensive permitting requirements, an increase in the number and types of assets operated by the Corporation subject to environmental regulation and the implementation of the Kyoto Protocols could increase the amount of these expenditures. Although the scope and extent of new environmental regulations, permitting requirements and enforcement initiatives, including their effect on the Corporation's operations, is unclear, they could materially increase the Corporation's cost of compliance or limit the operation of some of its facilities.

    Some federal, provincial and state environmental laws impose liability for the investigation and cleanup of contaminated soil, groundwater, and other environmental media, and for damages to natural resources, on a wide range of entities that have some relationship to the contamination. These entities may include, for example, former owners or operators of a contaminated property and those who arranged for disposal of the contaminants, as well as the current owner or operator of such property. In general, liability may be imposed even though the conduct that caused the environmental condition was lawful at the time it occurred. Such liability may also be imposed jointly and severally (that is, with each entity subject to full responsibility for the liability involved, even though there were others who contributed). In addition, environmental contamination and other environmental conditions can result in claims for personal injury, property damages, and/or punitive damages. The Corporation owns or operates properties, and there are also other properties, at which contamination exists that could result in liability affecting the Corporation.

RISKS RELATING TO THE CORPORATION'S BUSINESS AND OPERATIONS

UNDER THE ALBERTA PPAS, PURSUANT TO WHICH THE CORPORATION OPERATES MOST OF ITS FACILITIES IN ALBERTA, THE CORPORATION IS SUBJECT TO CERTAIN RISKS, INCLUDING THE POSSIBILITIES OF PENALTIES FOR UNPLANNED OUTAGES AND THE BURDEN OF INCREASED COSTS REQUIRED TO MAINTAIN AND OPERATE ITS GENERATION FACILITIES.

    On January 1, 2001, the Corporation's Alberta coal-fired and hydroelectric generating plants began operating under the Alberta PPAs which established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied. Under the Alberta PPAs applicable to coal-fired plants, in the event of an unplanned outage, other than an outage determined to be caused by FORCE MAJEURE, the Corporation must pay a penalty for the lost production based upon a price equal to the 30-day trailing average of Alberta market electricity prices. Consequently, an unplanned outage could have a material adverse effect on the Corporation.

    In addition, because the price at which the Corporation is able to sell its generation under the Alberta PPAs is fixed, the Corporation bears the full impact of any increases in its generating costs, which could increase as a result of a number of factors which are beyond the Corporation's control. A significant increase in the Corporation's operating costs could have a material adverse effect on the Corporation. As a result of a shut down of one of its Wabamun units, the Corporation may be required to make certain penalty payments mandated by the Wabamun Alberta PPA, which aggregate approximately $90 million. The Corporation cannot provide any assurance that it will be successful in defending the claim for penalty payments under the Wabamun Alberta PPA. See "Business of the Corporation -- Legal Proceedings".

    From time to time during the term of the Alberta PPAs, issues may arise regarding the intended operation of the Alberta PPAs which may require certain provisions of the Alberta PPAs to be interpreted, and the interpretations given may not be favorable to the Corporation. In such circumstances, the Corporation could be adversely affected.

CHANGES IN THE MARKET PRICES AND AVAILABILITY OF FUEL SUPPLIES REQUIRED TO GENERATE ELECTRICITY, AND IN THE PRICE OF ELECTRICITY, MAY ADVERSELY AFFECT THE CORPORATION.

    The Corporation buys natural gas and some of its coal to supply the fuel needed to generate the electricity that it sells. The Corporation's financial results would be adversely affected if the cost of fuel that it must buy to generate electricity increases to a greater degree than the price that it can obtain for the electricity that it sells. As the Corporation continues the development, construction and acquisition of power generation projects, a greater percentage of its revenues may become subject to this commodity price risk. Several factors affect the price of fuel, many of which are beyond the Corporation's control, including:

    - prevailing market prices for fuel, primarily natural gas, including any associated transportation costs;

    - demand for energy products;

    - increases in the supply of energy products in the wholesale power markets; and

    - the extent of fuel transportation capacity or cost of fuel transportation service into the Corporation's markets.

    Changes in any of these factors may increase the Corporation's cost of producing power or decrease the amount of revenue it receives from the sale of power, which would adversely affect the Corporation. The price of electricity is subject to fluctuations and certain of the factors that affect the price of fuel also affect the price of electricity.

THE CONSTRUCTION AND OPERATION OF THE CORPORATION'S FACILITIES INVOLVES RISKS THAT MAY ADVERSELY AFFECT THE CORPORATION.

    The construction, expansion, refurbishment, maintenance and operation of power generation facilities involve risks, including breakdown or failure of equipment or processes, fuel interruption and performance below expected levels of output or efficiency. Certain of the Corporation's generation facilities, particularly in Alberta, were constructed many years ago and may require significant capital expenditures to maintain peak efficiency or to maintain operations at all. In addition, weather related interference, work stoppages and other unforeseen problems may disrupt the development and operations of the Corporation's facilities and may adversely affect the Corporation.

    The Corporation has entered into on-going maintenance and service agreements with the manufacturers of critical equipment. If a manufacturer is unable or unwilling to provide satisfactory maintenance or warranty support, the Corporation may have to enter into alternative arrangements with other providers if it cannot perform the maintenance itself. These arrangements could be more expensive to the Corporation than its current arrangements and this increased expense could have a material adverse effect on the Corporation.

    While the Corporation maintains spare parts in inventory to replace critical equipment and maintains insurance for property damage of up to $750 million to protect against operating risks, these protections may not be adequate to cover lost revenues or increased expenses and penalties. As a result, the Corporation may not be able to operate its generation facilities at a level necessary to comply with sales contracts (including Alberta PPAs), which could result in significant losses to the Corporation or could limit its ability to produce cash flows sufficient to enable it to meet its obligations.

    The Corporation may be subject to the risk that it is necessary to operate a plant at a capacity level beyond that which the Corporation has contracted to provide steam in order to fulfill a contract. In such circumstances the costs to produce the steam being sold may exceed the revenues derived therefrom.

THE CORPORATION RELIES ON TRANSMISSION LINES THAT IT DOES NOT OWN OR CONTROL, WHICH MAY HINDER ITS ABILITY TO DELIVER ELECTRICITY.

    The Corporation depends on transmission and distribution facilities that are owned and operated by utilities and other power companies to deliver the electricity the Corporation generates. Any disruption in transmission would impact the Corporation's ability to sell and deliver electricity. The inability of the Corporation to effectively sell electricity would have an adverse effect on the Corporation.

IN CONNECTION WITH NATURAL GAS-FIRED FACILITIES, THE CORPORATION TYPICALLY DEPENDS UPON A SINGLE NATURAL GAS DISTRIBUTOR.

    Delivery of natural gas to each of the Corporation's natural gas-fired facilities is typically handled by a single gas distributor, usually the natural gas utility for that location. As a result, the Corporation is subject to the risk that a natural gas distributor suffers disruptions or curtailments in its ability to deliver the natural gas or that the Corporation is limited in the amounts of natural gas it is permitted to request. Any disruptions or curtailments that are not considered to be FORCE MAJEURE could impact the Corporation's ability to operate natural gas-fired generating facilities, and as a result, could materially adversely affect the Corporation.

BECAUSE OF THE CORPORATION'S MULTINATIONAL OPERATIONS, THE CORPORATION IS SUBJECT TO CURRENCY RATE RISK AND REGULATORY AND POLITICAL RISK.

    A significant part of the Corporation's operations, revenues and expenditures are in U.S., Mexican and Australian currencies. Fluctuations in the exchange rate between these currencies and the Canadian dollar could have a negative effect on the Corporation. While the Corporation manages this risk through its use of hedging instruments, including cross-currency swaps, forward exchange contracts and foreign currency options, fluctuations in exchange rates may adversely affect the Corporation. In addition to currency rate risk, the Corporation's foreign operations may be subject to regulatory and political risk.

TRADING RISKS MAY HAVE AN ADVERSE IMPACT ON THE CORPORATION.

    The Corporation's trading and marketing business frequently involves the establishment of trading positions in the wholesale energy markets on both a long-term and short-term basis. To the extent that the Corporation has long positions in the energy markets, a downturn in the markets is likely to result in losses from a decline in the value of such long positions. Conversely, to the extent that the Corporation enters into forward sales contracts to deliver energy the Corporation does not own, or take short positions in the energy markets, an upturn in the energy markets is likely to expose the Corporation to losses as it attempts to cover any short positions by acquiring energy in a rising market.

    In addition, from time to time the Corporation may have a trading strategy consisting of simultaneously holding a long position and a short position, from which the Corporation expects to earn a profit based on changes in the relative value of the two positions. If, however, the relative value of the two positions changes in a direction or manner the Corporation did not anticipate, it could realize losses from such a paired position.

    If the strategy the Corporation uses to hedge its exposures to these various risks is not effective, it could incur significant losses. The Corporation's trading positions are subject to the level of volatility in the energy markets that, in turn, depends on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect the Corporation's positions which could also have a material adverse effect on the Corporation.

IF PURCHASERS OF THE CORPORATION'S ELECTRICITY OR OTHER CONTRACTUAL COUNTERPARTIES WITH THE CORPORATION DEFAULT ON THEIR OBLIGATIONS, THE CORPORATION WILL BE MATERIALLY AND ADVERSELY AFFECTED.

    While the Corporation seeks to control its exposure to credit risk by considering the ability of counterparties to fulfill their obligations under the related contracts, prior to entering into such contracts the Corporation cannot guarantee that it will be successful in identifying credit worthy customers. Moreover, while the Corporation seeks to monitor trading activities to ensure that the credit limits for counterparties are not exceeded, it cannot guarantee that it will be successful in doing so. If counterparties to the Corporation's contracts are unable to meet their obligations, the Corporation could suffer a reduction in revenue which would adversely effect the Corporation.

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THE WHOLESALE POWER INDUSTRY IS RAPIDLY CHANGING AND BECOMING MORE COMPETITIVE,
WHICH MAY ADVERSELY AFFECT THE CORPORATION.

    The trend in the wholesale power industry is toward deregulation, which is intended to result in increased competition. This increased competition could reduce price levels across the industry which would negatively impact the Corporation's ability to sell energy and related products, as well as adversely affect the Corporation's financial results. In addition, increased competition may make it more difficult for the Corporation to acquire existing projects and develop new project opportunities, which would have an adverse effect on the Corporation.

THE CORPORATION'S PROJECT DEVELOPMENT AND ACQUISITION ACTIVITIES MAY NOT BE SUCCESSFUL, AND THE CORPORATION MAY NOT BE ABLE TO PURSUE ITS GROWTH STRATEGY.

    The Corporation's strategy calls for the development and acquisition of energy generation assets, a strategy which involves numerous risks. The Corporation may not be able to identify attractive development or acquisition opportunities, or complete development or acquisition projects that it undertakes and as a result, would not be able to execute its growth strategy. Factors that may adversely impact the Corporation's growth strategy include the Corporation's ability to obtain required governmental permits and approvals; cost overruns or delays in development as a result of labor issues, regulatory delays or restrictions, or other unanticipated events; and changes in fuel and electricity prices and the Corporation's ability to manage these changes.

    Any of these factors could give rise to delays, cost overruns or the termination of the Corporation's development or acquisition projects. Furthermore, the Corporation may not enter into or retain all of the agreements necessary for the Corporation to achieve its anticipated contractual control over generating facilities. If the Corporation is unable to complete the development of a generating facility or achieve contractual control over an energy asset, it may incur additional costs, liquidated damages, or termination of other project contracts, and it may be unable to recover any previous investment in the project. In addition, construction delays and contractor performance shortfalls result in the loss of revenues and may, in turn, adversely affect the Corporation. The failure to complete construction according to specifications can result in liabilities, reduced efficiency, higher operating costs and reduced earnings.

THE CORPORATION MAY HAVE DIFFICULTY RAISING NEEDED CAPITAL IN THE FUTURE, WHICH COULD SIGNIFICANTLY HARM ITS BUSINESS.

    The Corporation will require substantial additional capital to finance its future growth. Capital expenditures by the Corporation are expected to be at least $1.0 billion a year for the next few years. Such capital expenditures will be used to acquire or develop new facilities and expand the Corporation's existing facilities.

    To the extent that the Corporation's sources of cash and cash flow from operations are insufficient to fund the Corporation's activities, it may need to raise additional funds. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to the Corporation.

THE CORPORATION MAY BE ADVERSELY AFFECTED IF ITS SUPPLY OF WATER IS IMPAIRED.

    Hydroelectric and coal-fired plants require continuous water flow for their operation. Shifts in weather patterns, run-off and other factors beyond the control of the Corporation may impair the water flow to the Corporation's facilities. Any water flow impairment would limit the Corporation's ability to produce and market electricity from these facilities and could have a material adverse effect on the Corporation.

IF THE CORPORATION IS UNABLE TO SUCCESSFULLY NEGOTIATE NEW COLLECTIVE BARGAINING AGREEMENTS WITH ITS UNIONIZED WORKFORCE, AS REQUIRED FROM TIME TO TIME, IT WILL BE ADVERSELY AFFECTED.

    While the Corporation believes it has a good relationship with its unionized employees, the Corporation cannot guarantee that it will be able to successfully negotiate or renegotiate its collective bargaining agreements on terms agreeable to the Corporation. Any problems in negotiating these collective bargaining agreements could lead to higher employee costs and a work stoppage or strike, which would have a material adverse effect on the Corporation.

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IF THE CORPORATION FAILS TO ATTRACT AND RETAIN KEY PERSONNEL, IT COULD BE
MATERIALLY AND ADVERSELY AFFECTED.

    The loss of any of the Corporation's key personnel or its inability to attract, train, retain and motivate additional qualified management and other personnel could have a material adverse effect on the Corporation. Competition for these personnel is intense and there can be no assurance that the Corporation will be successful in this regard.

INSURANCE COVERAGE MAY NOT BE SUFFICIENT.

    The Corporation has insurance for its generation facilities, including all-risk property damage insurance, commercial general public liability insurance, boiler and machinery coverage, replacement power and business interruption insurance in amounts and with deductibles that the Corporation considers appropriate. The Corporation's insurance coverage may not be available in the future on commercially reasonable terms nor that the insurance proceeds that it receives for any loss of or any damage to any of its generation facilities may be sufficient to permit it to continue to make payments on its debt, including any debt securities they may be offered under this Prospectus. In addition, due to the events of September 11, 2001, the Corporation is no longer insured against losses resulting from terrorist attacks. The Corporation may suffer significant losses if any of its generation assets were affected by a terrorist attack because this risk is no longer insured.

THE CORPORATION'S DEBT SECURITIES WILL BE STRUCTURALLY SUBORDINATED TO ANY DEBT OF ITS SUBSIDIARIES THAT IS CURRENTLY OUTSTANDING OR MAY BE INCURRED IN THE FUTURE.

    The Corporation operates its business through and a majority of its assets are held by its subsidiaries, including partnerships. The Corporation's results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of its subsidiaries and the payment of funds by these subsidiaries to it in the form of loans, dividends or otherwise. The Corporation's subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or make any funds available for payment of debt securities, whether by dividends, interests, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Corporation by its subsidiaries may be subject to statutory or contractual restrictions.

    In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used to pay the Corporation's indebtedness, including any debt securities. As at March 31, 2002, the Corporation's subsidiaries had outstanding $1,173.7 million aggregate principal amount of long-term debt. Such indebtedness and any other future indebtedness of such subsidiaries would be structurally senior to the debt securities issued by the Corporation. The Indenture pursuant to which the debt securities will be issued does not limit the Corporation's ability or the ability of its subsidiaries to incur additional unsecured indebtedness. Commencing in 1999, the Corporation implemented a financing strategy whereby all external capital was raised by the Corporation directly and reinvested in various subsidiaries as required. From 1999 to March 31, 2002, approximately $600 million aggregate principal amount of long-term debt and preferred shares of the subsidiaries was refinanced through external debt issued at the TransAlta level.

    The Corporation's subsidiaries have financed some investments using non-recourse project financing. Each non-recourse project loan is structured to be repaid out of cash flow provided by the investment. In the event of a default under a financing agreement which is not cured, the lenders would generally have rights to the related assets. In the event of foreclosure after a default, the Corporation's subsidiary may lose its equity in the asset or may not be entitled to any cash that the asset may generate. Although a default under a project loan will not cause a default with respect to the debt securities, it may materially affect the Corporation's ability to service its outstanding indebtedness, including the debt securities.

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                                 LEGAL MATTERS

    Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law will be passed upon for the Corporation by McCarthy Tetrault LLP, Calgary, Alberta, Canada, and certain legal matters relating to United States law will be passed upon for the Corporation by Latham & Watkins, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for any underwriters, dealers or agents by Shearman & Sterling, Toronto, Ontario, Canada.

    The partners and associates of McCarthy Tetrault LLP, Latham & Watkins and Shearman & Sterling as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

                                    EXPERTS

    The consolidated annual financial statements for the years ended
December 31, 2001 and 2000 incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, Chartered Accountants, as set forth in their report included therein and incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon the report of such firm and upon the authority of such firm as experts in auditing and accounting.


                                    AUDITORS



    The partners of Ernst & Young LLP as a group beneficially own, directly or indirectly, no securities of any class or series of the Corporation.


             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

    The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents listed herein under "Where You Can Find More Information; Documents Incorporated by Reference"; consent of Ernst & Young LLP, Chartered Accountants; certain powers of attorney; the form of Indenture; and the Statement of Eligibility of the Trustee on Form T-1.

                        ENFORCEMENT OF CIVIL LIABILITIES

    The Corporation is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. The Corporation has appointed CT Corporation System, New York, New York, as its agent to receive service of process with respect to any action brought against it in any federal or state court in the State of New York arising from this offering. However, it may not be possible for investors to enforce outside the United States judgments against the Corporation obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United Stated federal and state securities laws.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                US$1,000,000,000

                             TRANSALTA CORPORATION

                                 COMMON SHARES
                             FIRST PREFERRED SHARES
                                DEBT SECURITIES
                                    WARRANTS

                                 --------------
                                   PROSPECTUS

                                 --------------


                                  MAY 14, 2002


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                          INFORMATION NOT REQUIRED TO
                            BE DELIVERED TO OFFEREES
                                 OR PURCHASERS

INDEMNIFICATION

    The Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. However, the Registrant may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the moneys if the individual does not fulfill the conditions in (a) and (b) below. The Registrant may not indemnify an individual unless the individual (a) acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in in a similar capacity at the Registrant's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Registrant may with the approval of a court, indemnify an individual referred to above, or advance money's for the cost, charges and expenses of a proceeding, in respect of an action by or on behalf of the Registrant or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the Registrant or other entity as described above against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in (a) and
(b) above. Notwithstanding the foregoing, an individual is entitled to indemnity from the Registrant in respect of costs, charges and expenses, reasonably incurred by the individual in the defence of any civil, criminal, administrative or other proceeding to which the individual is subject because of the individuals association with the Registrant or other entity referred to above, if the individual seeking indemnity was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and if the individual fulfills the conditions set out in (a) and (b) above.

    A by-law of the Registrant provides that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a corporate body of which the Registrant is or was a shareholder or creditor, and the heirs and legal representatives thereof, to the extent permitted by the Canada Business Corporation Act ("CBCA") or otherwise by law.

    The Registrant maintains a directors' and officers' liability policy which provides coverage to the Registrant for all directors' and officers' related claims, losses and cost in any year, subject to policy limits and deductibles.

    The Registrant has entered into indemnification agreements with each of its officers and directors pursuant to which they are indemnified to the fullest extent permitted by the CBCA. Pursuant to the terms of these agreements the Registrant maintains errors and omissions insurance for its officers and directors while they remain an officer or director and for a period of 10 years thereafter.

    The Registrant expects that any underwriting agreement pursuant to which it sells securities covered by this Registration Statement will contain provisions under which the Registrant will indemnity the underwriters, their directors, officers, controlling persons and other persons from various liabilities including liabilities under the Securities Act of 1933, as amended.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted pursuant to the foregoing provisions to directors, officers, persons controlling the registrant or other persons, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                                    EXHIBITS


Exhibit 4.1              Annual Information Form of TransAlta Corporation, dated
                         May 1, 2002, for the year ended December 31, 2001
                         (incorporated by reference to TransAlta Corporation's
                         Form 40-F filed on May 6, 2002).

Exhibit 4.2              Audited Consolidated Financial Statements of TransAlta
                         Corporation, for the years ended December 31, 2001, and 2000 together with the related notes thereto and the auditors'
                         reports thereon (incorporated by reference to TransAlta
                         Corporation's Form 40-F filed on May 6, 2002).

Exhibit 4.3 Management's Discussion and Analysis for the fiscal year ended December 31, 2001 (incorporated by reference to TransAlta Corporation's Form 6-K filed on March 4, 2002).

Exhibit 4.4              Management proxy circular dated March 14, 2002 (incorporated by reference to TransAlta Corporation's Form 40-F filed on
                         May 6, 2002).

Exhibit 4.5              TransAlta Corporation Dividend Reinvestment and Share
                         Purchase Plan.

Exhibit 4.6              Management's Discussion and Analysis for the three month
                         period ended March 31, 2002 (incorporated by reference to
                         TransAlta Corporation's Form 6-K filed on April 18, 2002).

Exhibit 4.7              Unaudited Consolidated Interim Financial Statements of
                         TransAlta Corporation, for the three month period ended
                         March 31, 2002 (incorporated by reference to TransAlta
                         Corporation's Form 6-K filed on April 18, 2002).

Exhibit 4.8              The first two paragraphs of the Corporation's press release dated May 2, 2002 relating to the entering into of a
                         memorandum of understanding with EPCOR Utilities Inc.
                         (incorporated by reference to TransAlta Corporation's
                         Form 6-K filed on May 3, 2002).

Exhibit 4.9              The reconciliation to U.S. GAAP of the unaudited
                         consolidated interim financial statements of the Corporation for the three month periods ended March 31, 2002 and 2001
                         (incorporated by reference to TransAlta Corporation's
                         Form 6-K filed on May 7, 2002).

Exhibit 5.1              Consent of Ernst & Young LLP (incorporated by reference to
                         TransAlta Corporation's Form F-10 filed on May 7, 2000).

Exhibit 6.1              Power of Attorney (incorporated by reference to TransAlta
                         Corporation's Form F-10 filed on May 7, 2000, included on
                         Page III-3 of such Registration Statement).

Exhibit 7.1              Form of Base Indenture between TransAlta Corporation and
                         Bank of New York, as trustee.

Exhibit 7.2              Statement of Eligibility of the Trustee on Form T-1.

                                    PART III

                          UNDERTAKINGS AND CONSENT TO
                               SERVICE OF PROCESS

ITEM 1.  UNDERTAKINGS.

    The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS.

    Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                     III-1

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on May 10, 2002.



                                               TRANSALTA CORPORATION
                                               (Registrant)

                                               By:  /s/ STEPHEN G. SNYDER
                                                    -----------------------------------------------------
                                                    Name: Stephen G. Snyder
                                                    Title:President, Chief Executive Officer
                                                          and Director (Principal Executive Officer)


                                     III-2

                           AUTHORIZED REPRESENTATIVE



    Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement solely in their capacity as the duly Authorized Representative of the Registrant in the United States on May 9, 2002.



                                               TRANSALTA USA INC.

                                               By:  /s/ CHARLES W. BATES
                                                    -----------------------------------------------------
                                                    Name: Charles W. Bates
                                                    Title: Assistant Vice President


                                     III-3

                               INDEX TO EXHIBITS


Exhibit 4.1              Annual Information Form of TransAlta Corporation, dated
                         May 1, 2002, for the year ended December 31, 2001
                         (incorporated by reference to TransAlta Corporation's
                         Form 40-F filed on May 6, 2002).

Exhibit 4.2              Audited Consolidated Financial Statements of TransAlta
                         Corporation, for the years ended December 31, 2001, and 2000 together with the related notes thereto and the auditors'
                         reports thereon (incorporated by reference to TransAlta
                         Corporation's Form 40-F filed on May 6, 2002).

Exhibit 4.3 Management's Discussion and Analysis for the fiscal year ended December 31, 2001 (incorporated by reference to TransAlta Corporation's Form 6-K filed on March 4, 2002).

Exhibit 4.4              Management proxy circular dated March 14, 2002 (incorporated by reference to TransAlta Corporation's Form 40-F filed on
                         May 6, 2002).

Exhibit 4.5              TransAlta Corporation Dividend Reinvestment and Share
                         Purchase Plan.

Exhibit 4.6              Management's Discussion and Analysis for the three month
                         period ended March 31, 2002 (incorporated by reference to
                         TransAlta Corporation's Form 6-K filed on April 18, 2002).

Exhibit 4.7              Unaudited Consolidated Interim Financial Statements of
                         TransAlta Corporation, for the three month period ended
                         March 31, 2002 (incorporated by reference to TransAlta
                         Corporation's Form 6-K filed on April 18, 2002).

Exhibit 4.8              The first two paragraphs of the Corporation's press release dated May 2, 2002 relating to the entering into of a
                         memorandum of understanding with EPCOR Utilities Inc.
                         (incorporated by reference to TransAlta Corporation's
                         Form 6-K filed on May 3, 2002).

Exhibit 4.9              The reconciliation to U.S. GAAP of the unaudited
                         consolidated interim financial statements of the Corporation for the three month periods ended March 31, 2002 and 2001
                         (incorporated by reference to TransAlta Corporation's
                         Form 6-K filed on May 7, 2002).

Exhibit 5.1              Consent of Ernst & Young LLP (incorporated by reference to
                         TransAlta Corporation's Form F-10 filed on May 7, 2000).

Exhibit 6.1              Power of Attorney (incorporated by reference to TransAlta
                         Corporation's Form F-10 filed on May 7, 2000, included on
                         Page III-3 of such Registration Statement).

Exhibit 7.1              Form of Base Indenture between TransAlta Corporation and
                         Bank of New York, as trustee.

Exhibit 7.2              Statement of Eligibility of the Trustee on Form T-1.


                                     III-4